

MFS® Municipal Series Trust

Semiannual Report • September 30, 2000

For the States of: Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts

Table of Contents

MFS Original Research®

Research has been central to investment management at MFS since 1932, when we created one of the first in-house research departments in the mutual fund industry. Original Research^{SM} at MFS is more than just crunching numbers and creating economic models: it's getting to know each security and each company personally.



Letter from the Chairman



Dear Shareholders,

If you've been reading our fund reports for any length of time, you've probably sensed the pride we have in our research process. More than anything else, we think MFS Original Research® — and the performance results it has yielded for shareholders — makes us unique among investment management companies. We think that uniqueness stems from three factors: philosophy, process, and people.

Philosophy

In over 75 years of managing mutual funds, we've developed a number of beliefs about the best ways to invest over a variety of market conditions. First, we believe in bottom-up research, which means we use a company-by-company, one-security-at-a-time approach to building a portfolio. What we look for is the truth about the *fundamentals* of a company's business — things such as the ability of management to execute its business plan, the ability of that plan to be scaled up as the company grows, actual demand for the company's products and services, cash flow, profits, and earnings.

Second, we believe that, over the long term, stock prices follow earnings. In our view, stock prices are basically a multiple of projected earnings, with the multiple increasing as the market perceives that a company has something customers want and will continue to want. One of the major elements of Original Research℠ is doing our best to project a company's future earnings and determine how much the market will pay for those earnings.

Third, we believe there are at least three ways to potentially achieve competitive long-term performance: be early, uncover second chances, and avoid mistakes. All of these are based on bottom-up research. In both domestic and international markets, early discovery has historically been a hallmark of our investment style. Some of the stocks with which MFS has been most successful are those in which we've taken large positions before the market discovered or believed in them. Similarly, some of our best fixed-income investments have been early positions in companies or governments that our research revealed were potential candidates for credit upgrades. (A credit upgrade causes the value of a bond to rise because it indicates the market has increased confidence that principal and interest on the bond will be repaid.)

"Second-chance" opportunities are companies whose stock prices have stumbled but that we believe still have the potential to be market leaders. For example, a quarterly earnings shortfall of a few cents may cause the market to temporarily lose confidence in a company. If we believe the business remains fundamentally strong, we may use the price decline as a buying opportunity.

Avoiding mistakes is another way we feel Original Research may help performance. In fixed-income investing this means, among other things, trying to be better than our peers at avoiding bond issuers that may default. In equity investing, avoiding mistakes means we strive to know a company and its industry well enough to distinguish truth from hype.

Process

We acquire our information firsthand, by researching thousands of companies to determine which firms may make good investments. Our analysis of an individual company may include

- face-to-face contact with senior management as well as frontline workers

- analysis of the company's financial statements and balance sheets

- contact with the company's current and potential customers

- contact with the company's competitors

- our own forecasts of the company's future market share, cash flow, and earnings

Our analysts and portfolio managers disseminate this information in the form of daily notes e-mailed worldwide to all members of our investment team. This ensures that our best ideas are shared throughout the company, without barriers between equity and fixed-income, international and domestic, or value and growth investment areas. We believe this allows each of our portfolio managers — and thus each of our investors — to potentially benefit from any relevant item of Original Research.

John Ballen, our President and Chief Investment Officer, has often said that the thought he hopes managers will have when they read the daily notes is, "I could never perform as well at any other investment company, because nowhere else could the quality of the research be this good."

People

Our team of research analysts and portfolio managers traces its roots back to 1932, when we created one of the first in-house research departments in the industry. Today, we believe we have an investment team distinguished for its unique blend of talent, continuity, and cohesiveness.

MFS' team culture and commitment to quality research have proven to be of tremendous value in attracting some of the best and brightest talent from leading business schools and from other investment management companies. Our company culture was a key factor in our recognition by *Fortune* magazine in its January 10, 2000, issue as one of the "100 Best Companies to Work For" in America. As befits a great team, our people have tended to stick around — the average MFS tenure of our portfolio managers is 11 years, with over 16 years in the investment industry. Contributing to this continuity is our policy that all equity portfolio managers are promoted from within, after distinguishing themselves first as research analysts. And because many of us who are now managing funds or managing the company itself have been working together for well over a decade, we have a cohesiveness, a shared philosophy of investing, and a unity of purpose that we believe bodes well for the future of the company.

We also have scale. Our research analyst team is over 55 members strong and growing. Each analyst is our in-house expert on a specific industry or group of industries in a specific region of the globe. In pursuing their research, our analysts and portfolio managers each year will visit more than 2,000 companies throughout the world, meet with representatives from more than 3,000 companies at one of our four worldwide offices, attend roughly 5,000 company presentations sponsored by major Wall Street firms, and consult with over 1,000 analysts from hundreds of U.S. and foreign brokerage houses.

All of this culminates in our analysts making buy and sell recommendations on a wide range of potential investments for all of our portfolios. In the end, the goal of Original Research is to try to give our portfolio managers an advantage over their peers — to enable our managers to deliver competitive performance by finding opportunities before they are generally recognized by the market, and by avoiding mistakes whenever possible. Original Research does, we believe, make a difference.

As always, we appreciate your confidence in MFS and welcome any questions or comments you may have.

Respectfully,



Jeffrey L. Shames
Chairman and Chief Executive Officer
MFS Investment Management®

October 16, 2000

A prospectus containing more complete information on any MFS product, including all charges and expenses, can be obtained from your investment professional. Please read it carefully before you invest or send money. Investments in mutual funds will fluctuate and may be worth more or less upon redemption.

The opinions expressed in this letter are those of Jeffrey L. Shames, and no forecasts can be guaranteed.

Management Review and Outlook

Dear Shareholders,

The period just ended was favorable for bond investors as interest rates fell in the six months ended September 30, 2000. We believe this was due to a shift in market sentiment away from concern over strong growth, inflation, and rising interest rates and toward a more positive perception. Investors now seem to feel that economic activity is moderating without drifting toward recession, inflation is not about to rise dramatically, and the Federal Reserve Board (the Fed) is done with rate tightening. In fact, there is a feeling among many investors that the Fed may even be headed toward some easing of rates next year. This more optimistic sentiment helped the bond market, and was a factor in the positive performance for all funds in the Municipal Series Trust.

Another factor in our performance was positioning on the yield curve. The yield curve for municipal bonds shows the relationship between yield (interest rate) and time remaining to maturity. In general, bonds with more time remaining to maturity have tended to be more volatile but pay higher interest rates. A key element of our strategy is to determine the area of the yield curve that we believe offers investors an optimum combination of higher yield and lower potential volatility.

Our quantitative research has indicated that the “sweet spot” on the yield curve is in the 15- to 20-year bracket, and that longer-maturity bonds offer only slightly more yield with significantly more volatility or risk. We have therefore positioned the majority of our holdings in the 15- to 20-year area of the curve. We do not, however, tend to position the funds in anticipation of interest rate moves, because we believe interest rate forecasting to be a relatively risky strategy that is not in our shareholders’ best interest over the long term.

When buying a bond, there are two main questions we ask. First, do our analysts believe the bond presents a good credit risk? Second, are we being properly paid to take on that risk? A lower-rated bond should offer a higher yield to compensate for taking on greater risk. Over the past 2 to 3 years, however, we found that the difference in yield between higher-quality and lower-quality bonds (the spread) had been compressing; by mid-1999, the spread had become extremely narrow on a historical basis. In our view, we were not being paid enough additional yield to take on the extra risk of lower-rated issues. In addition, we felt there was a danger that spreads could widen, which would lead to underperformance of lower-rated bonds. Both of these factors led us to reduce our weightings in lower-quality issues.

Now, a year later, spreads have widened to their greatest level in several years, and appear to have stabilized in the past few months. Our analysts are beginning to find lower-quality, higher-yielding issues for which we feel we are being adequately paid to take on more credit risk. Looking forward, we hope to find opportunities to buy bonds rated “BBB” and below offering yields that we think could properly reward our shareholders.

We believe we are entering a positive environment for our style of bond investing—an environment of relatively stable interest rates with enough growth to sustain credit quality, but not so much growth that we get inflationary fears, other than perhaps those resulting from the current oil price situation. We feel that this kind of environment highlights the value we add through our Original Research^{SM} process, which we believe is extremely adept at finding opportunities, evaluating credit risk, and avoiding defaults.

Respectfully,



Michael L. Dawson
Portfolio Manager

Geoffrey L. Schechter
Portfolio Manager

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers’ views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed. It is not possible to invest directly in an index. The portfolio is actively managed, and current holdings may be different.

PORTFOLIO MANAGERS' PROFILES

Michael L. Dawson is Assistant Vice President and a portfolio manager of all state municipal bond funds at MFS Investment Management®. He also manages other national municipal bond portfolios. He joined MFS in 1998 and was named Assistant Vice President and portfolio manager in 1999. Prior to joining MFS, Michael worked in institutional sales — fixed income for Fidelity Capital Markets and Goldman Sachs. Prior to that, he was a research analyst in the municipal bond group at Franklin Templeton. He is a graduate of Santa Clara University and received an M.B.A. degree from Babson College in May 1999.

Geoffrey L. Schechter, CFA, CPA, is Vice President of MFS Investment Management® and a portfolio manager of our municipal bond funds. He joined MFS as Investment Officer in 1993 after working as a municipal credit analyst with a major insurance company. He was named portfolio manager in 1993, Assistant Vice President in 1994, and Vice President in 1995. Geoff is a graduate of the University of Texas and has an M.B.A. degree from Boston University. He is a Chartered Financial Analyst (CFA) and a Certified Public Accountant (CPA).

All portfolio managers at MFS Investment Management® are supported by an investment staff of over 100 professionals utilizing MFS Original Research®, a global, issuer-oriented, bottom-up process of selecting securities.

This report is prepared for the general information of shareholders. It is authorized for distribution to prospective investors only when preceded or accompanied by a current prospectus. A prospectus containing more information, including the exchange privilege and all charges and expenses, for any MFS product is available from your investment professional, or by calling MFS at 1-800-225-2606. Please read it carefully before investing or sending money.

FUND FACTS

Objective: Each fund seeks current income exempt from federal income taxes and from the personal income taxes, if any, of the state to which its name refers.

Commencement of investment operations:

Alabama	February 1, 1990
Arkansas	February 3, 1992
California	June 18, 1985
Florida	February 3, 1992
Georgia	June 6, 1988
Maryland	October 31, 1984
Massachusetts	April 9, 1985

Net assets as of September 30, 2000:

Alabama	$ 85.0 million
Arkansas	$120.0 million
California	$265.7 million
Florida	$ 80.6 million
Georgia	$ 63.8 million
Maryland	$139.1 million
Massachusetts	$231.5 million

Class inception:

Alabama	Class A	February 1, 1990
	Class B	September 7, 1993
Arkansas	Class A	February 3, 1992
	Class B	September 7, 1993
California	Class A	June 18, 1985
	Class B	September 7, 1993
	Class C	January 3, 1994
Florida	Class A	February 3, 1992
	Class B	September 7, 1993
Georgia	Class A	June 6, 1988
	Class B	September 7, 1993
Maryland	Class A	October 31, 1984
	Class B	September 7, 1993
Massachusetts	Class A	April 9, 1985
	Class B	September 7, 1993

Performance Summary

Because mutual funds are designed for investors with long-term goals, we have provided cumulative results as well as the average annual total returns for the applicable time periods. Investment results reflect the percentage change in net asset value, including reinvestment of dividends.

Total Rates of Return through September 30, 2000

MFS® Alabama Municipal Bond Fund

	Class A Investment Results					*Class B Investment Results*				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+4.06%	+6.21%	+12.15%	+28.97%	+96.39%	+3.67%	+5.41%	+9.66%	+24.13%	+85.81%
Average Annual Total Return Excluding Sales Charge	—	+6.21%	+ 3.90%	+ 5.22%	+ 6.98%	—	+5.41%	+3.12%	+ 4.42%	+ 6.39%
Average Annual Total Return Including Sales Charge	—	+1.16%	+ 2.23%	+ 4.20%	+ 6.46%	—	+1.44%	+2.24%	+ 4.09%	+ 6.39%

MFS® Arkansas Municipal Bond Fund

	Class A Investment Results					*Class B Investment Results*				
	6 Months	1 Year	3 Years	5 Years	Life*	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return Excluding Sales Charge	+3.61%	+5.59%	+12.01%	+27.93%	+61.54%	+3.20%	+4.81%	+9.47%	+23.05%	+52.18%
Average Annual Total Return Excluding Sales Charge	—	+5.59%	+ 3.85%	+ 5.05%	+ 5.70%	—	+4.81%	+3.06%	+ 4.24%	+ 4.97%
Average Annual Total Return Including Sales Charge	—	+0.57%	+ 2.18%	+ 4.03%	+ 5.10%	—	+0.81%	+2.15%	+ 3.90%	+ 4.97%

*For the period from the commencement of the fund's investment operations, February 3, 1992, through September 30, 2000.

Performance Summary – continued

MFS® California Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+4.50%	+6.30%	+13.95%	+32.26%	+95.98%	+4.10%	+5.44%	+11.25%	+26.91%	+84.15%
Average Annual Total Return Excluding Sales Charge	—	+6.30%	+ 4.45%	+ 5.75%	+ 6.96%	—	+5.44%	+ 3.62%	+ 4.88%	+ 6.30%
Average Annual Total Return Including Sales Charge	—	+1.25%	+ 2.77%	+ 4.73%	+ 6.44%	—	+1.44%	+ 2.70%	+ 4.55%	+ 6.30%

	Class C Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+4.03%	+5.34%	+10.75%	+25.99%	+83.51%
Average Annual Total Return Excluding Sales Charge	—	+5.34%	+ 3.46%	+ 4.73%	+ 6.26%
Average Annual Total Return Including Sales Charge	—	+4.34%	+ 3.46%	+ 4.73%	+ 6.26%

MFS® Florida Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	Life*	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return Excluding Sales Charge	+3.68%	+5.53%	+11.42%	+26.34%	+62.41%	+3.27%	+4.69%	+8.89%	+21.28%	+52.62%
Average Annual Total Return Excluding Sales Charge	—	+5.53%	+ 3.67%	+ 4.79%	+ 5.76%	—	+4.69%	+2.88%	+ 3.93%	+ 5.00%
Average Annual Total Return Including Sales Charge	—	+0.52%	+ 2.00%	+ 3.77%	+ 5.17%	—	+0.69%	+1.97%	+ 3.60%	+ 5.00%

*For the period from the commencement of the fund's investment operations, February 3, 1992, through September 30, 2000.

MFS® Georgia Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.75%	+5.52%	+11.05%	+27.25%	+86.32%	+3.36%	+4.83%	+8.68%	+22.48%	+76.46%
Average Annual Total Return Excluding Sales Charge	—	+5.52%	+ 3.55%	+ 4.94%	+ 6.42%	—	+4.83%	+2.81%	+ 4.14%	+ 5.84%
Average Annual Total Return Including Sales Charge	—	+0.51%	+ 1.89%	+ 3.92%	+ 5.90%	—	+0.83%	+1.90%	+ 3.80%	+ 5.84%

MFS® Maryland Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.37%	+5.18%	+10.74%	+26.34%	+77.38%	+3.03%	+4.60%	+8.72%	+22.34%	+69.09%
Average Annual Total Return Excluding Sales Charge	—	+5.18%	+ 3.46%	+ 4.79%	+ 5.90%	—	+4.60%	+2.82%	+ 4.11%	+ 5.39%
Average Annual Total Return Including Sales Charge	—	+0.19%	+ 1.79%	+ 3.77%	+ 5.38%	—	+0.60%	+1.91%	+ 3.77%	+ 5.39%

MFS® Massachusetts Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.41%	+5.07%	+10.30%	+25.82%	+86.37%	+3.07%	+4.28%	+8.07%	+21.67%	+77.59%
Average Annual Total Return Excluding Sales Charge	—	+5.07%	+ 3.32%	+ 4.70%	+ 6.42%	—	+4.28%	+2.62%	+ 4.00%	+ 5.91%
Average Annual Total Return Including Sales Charge	—	+0.08%	+ 1.66%	+ 3.69%	+ 5.91%	—	+0.31%	+1.72%	+ 3.67%	+ 5.91%

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%. Class C Share Performance Including Sales Charge takes into account the deduction of the 1% CDSC applicable to Class C shares redeemed within 12 months.

Class B and C share performance include the performance of the funds' Class A shares for periods prior to their inception (blended performance). Class B and C blended performance has been adjusted to take into account the CDSC applicable to Class B and C shares rather than the initial sales charge (load) applicable to Class A shares. These blended performance figures have not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B and C shares are higher than those of Class A, the blended Class B and C share performance is higher than it would have been had Class B and C shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers in effect during the periods shown, without this, the results would have been less favorable. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to capital gains tax. See the prospectus for details.

Portfolio of Investments (Unaudited) – September 30, 2000

MFS ALABAMA MUNICIPAL BOND FUND

Municipal Bonds – 98.8%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 22.1%		
Bessemer, AL, School Warrants, 5.5s, 2020	$1,000	$ 984,630
Birmingham, AL, 5.75s, 2019	2,000	2,030,800
Birmingham, AL, Warrants, 5.75s, 2017	1,000	1,016,400
Commonwealth of Puerto Rico, Aqueduct & Sewer Authority Rev., 5s, 2015	1,300	1,239,511
Florence, AL, Warrants, FSA, 5s, 2018	850	785,204
Hoover, AL, 6s, 2017	500	527,605
Houston County, AL, AMBAC, 6.25s, 2019	750	796,380
Huntsville, AL, 5.5s, 2020	1,000	978,860
Jefferson County, AL, Board Of Education, FSA, 5.8s, 2020	865	877,006
Jefferson County, AL, School Warrants, 5.5s, 2020	1,750	1,723,085
Mobile County, AL, 6s, 2014	1,345	1,404,059
Puerto Rico Municipal Finance Agency, RITES, 7.42s, 2017 ‡‡†	500	517,890
Russell County, AL, Warrants, AMBAC, 5s, 2017	1,595	1,479,618
Shelby County, AL, 7.4s, 2007	1,000	1,053,000
Shelby County, AL, MBIA, 0s, 2011	3,000	1,543,530
Shelby County, AL, 7.7s, 2017	800	841,096
Tuscaloosa, AL, Warrants, 5.7s, 2018	1,000	1,008,700
		$18,807,374
State and Local Appropriation – 1.3%		
Puerto Rico Public Finance Corp., RITES, 7.17s, 2013 ‡‡†	$ 500	$ 552,370
Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2016 ‡‡†	500	530,910
		$ 1,083,280
Refunded and Special Obligations – 3.7%		
Baldwin County, AL, Eastern Shore Health Care (Thomas Hospital), 8.5s, 2016	$1,000	$ 1,039,040
Gadsden East, AL, Medical Clinic Board Rev. (Baptist Hospital), 7.8s, 2021	1,000	1,054,350
Montgomery County, AL, Department of Human Resources Rev., 7s, 2007	1,000	1,032,080
		$ 3,125,470
Airport and Port Revenue – 5.2%		
Alabama Docks Department Facilities Rev., MBIA, 5.375s, 2017	$1,000	$ 976,430
Alabama Docks Department Facilities Rev., MBIA, 5.5s, 2022	1,000	973,850
Birmingham, AL, Airport Authority, Airport Rev., AMBAC, 5.5s, 2013	1,465	1,477,233
Mobile, AL, Airport Authority Rev., 7.375s, 2012	1,000	1,021,470
		$ 4,448,983
Electric and Gas Utility Revenue – 9.0%		
DeKalb & Cherokee County, AL, Gas Rev., AMBAC, 5.4s, 2016	$2,000	$ 1,997,400
Guam Power Authority Rev., RITES, AMBAC, 6.236s, 2013 ‡‡†	500	521,815
Guam Power Authority Rev., RITES, AMBAC, 5.757s, 2018 ‡‡†	4,500	4,111,560
Southeast Alabama Gas District Systems Rev., AMBAC, 5.5s, 2020	1,000	984,500
		$ 7,615,275
Health Care Revenue – 3.8%		
Baldwin County, AL, Eastern Shore Health Care (Thomas Hospital), 6.75s, 2015	$1,000	$ 969,650
Cullman, AL, Medical Park South Clinic, "A", 6.5s, 2023	1,000	925,370

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – continued		
Montgomery, AL, Medical Clinic Board Rev. (Jackson Hospital & Clinic), 7s, 2015	$ 780	$ 784,813
Valley, AL, Special Care Facilities Financing Authority (Lanier Memorial Hospital), 5.65s, 2022	735	586,831
		$3,266,664
Industrial Revenue (Corporate Guarantee) – 9.5%		
Butler, AL, Industrial Developement Board, Solid Waste Rev. (James River Corp.), 8s, 2028	$1,000	$1,077,660
Camden, AL, Industrial Development Board, Pollution Control Rev. (Macmillian Bloedel), 7.75s, 2009	500	510,645
Courtland, AL, Industrial Development Board, Solid Waste Disposal Rev. (Champion International), 5.9s, 2017	1,000	943,380
Courtland, AL, Industrial Development Board, Solid Waste Disposal Rev. (Champion International), 6s, 2029	1,000	928,960
Mobile County, AL, Industrial Development Board Improvement Rev. (Ipsco, Inc.), 6.875s, 2030	500	504,825
Mobile, AL, Industrial Development Board Improvement Rev. (International Paper Co.), 6.35s, 2016	650	660,881
Mobile, AL, Industrial Development Board Improvement Rev. (International Paper Co.), 6.45s, 2019	350	356,734
Piedmont, AL, Industrial Development Board Rev. (Springs Industries), 8.25s, 2010	1,000	1,028,850
Selma, AL, Industrial Development Board (International Paper Co.), 6.7s, 2018	500	518,320
Tarrant City, AL, Industrial Development Board Rev. (Vulcan Materials), 7.5s, 2011	1,500	1,536,945
		$8,067,200
Insured Health Care Revenue – 10.9%		
Alabama Special Care Facilities Financing Authority (Daughters of Charity), AMBAC, 5s, 2025	$1,000	$ 899,750
Alabama Special Care Facilities Financing Authority (Daughters of Charity), AMBAC, 5s, 2025	1,500	1,336,860
Houston County, AL, Health Care Authority, AMBAC, 6.125s, 2022	1,000	1,030,780
Huntsville, AL, Health Care Authority Rev., MBIA, 6.375s, 2022 ###	850	874,353
Huntsville, AL, Health Care Authority Rev., MBIA, 5s, 2023 ###	1,000	898,500
Lauderdale County & Florence, AL (Coffee Health Group), MBIA, 5.75s, 2014	1,000	1,003,420
Lauderdale County & Florence, AL (Eliza Coffee Memorial Hospital), MBIA, 5.75s, 2014	1,000	1,061,410
Montgomery, AL, Medical Clinic Board Rev. (Jackson Hospital & Clinic), AMBAC, 5.875s, 2016	1,000	1,020,650
Montgomery, AL, Special Care Facilities Financing Authority Rev. (Baptist Health), MBIA, 5.375s, 2019	1,150	1,106,875
		$9,232,598
Multi-Family Housing Revenue – 2.5%		
Alabama Housing Finance Authority, Multi-Family Residential Development Rev. (St. Jude), FHA, 7.25s, 2023	$1,305	$1,363,360

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Multi-Family Housing Revenue – continued		
Birmingham, AL Multi-Family Residential Development Rev., "C" (Beaconview Apartments), 8s, 2030	$ 400	$ 401,896
Puerto Rico Housing Finance Corp., Multi-Family Mortgage Rev., 7.5s, 2015	345	350,968
		$ 2,116,224
Sales and Excise Tax Revenue – 1.1%		
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2018	$1,000	$ 927,440
Single Family Housing Revenue – 3.8%		
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 6.55s, 2014	$ 925	$ 969,603
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 5.7s, 2015	1,445	1,464,392
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 7.4s, 2022	460	468,220
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 7.5s, 2022	290	296,438
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 7.6s, 2022	55	55,664
		$ 3,254,317
Turnpike Revenue – 0.6%		
Puerto Rico Highway & Transportation Authority, FSA, 5s, 2016	$ 500	$ 487,625
Universities – 6.0%		
Alabama Board of Education Rev. (Shelton State Community College), MBIA, 6s, 2014	$1,000	$ 1,041,040
Alabama Board of Education Rev. (Southern Union Community College), MBIA, 5s, 2018	1,000	922,060
Alabama Public School & College, Capital Improvement, 5.75s, 2017	1,000	1,026,900
Alabama Public School & College, Capital Improvement, 5.75s, 2018	1,035	1,057,760
Homewood, AL, Educational Building Authority, Educational Facilities Rev. (Samford University), 6.5s, 2016	1,000	1,033,190
		$ 5,080,950
Water and Sewer Utility Revenue – 13.7%		
Alabama Drinking Water Finance Authority, AMBAC, 6s, 2021	$ 725	$ 746,895
Alabama Water Pollution Control Authority, AMBAC, 5.75s, 2019	1,000	1,010,430
Alabama Water Pollution Control Authority, AMBAC, 5.5s, 2020	1,380	1,358,500
Alabama Water Pollution Control Authority, "B", AMBAC, 5.5s, 2016	1,000	1,002,150
Arab, AL, Waterworks Board, Water Rev., MBIA, 7.05s, 2016	1,000	1,037,710
Bessemer, AL, Water Rev., AMBAC, 5.75s, 2026	1,000	1,000,500
Birmingham, AL, Water & Sewer Rev., Warrants, AMBAC, 5.125s, 2017	1,000	944,770
Jefferson County, AL, Sewer Rev., Warrants "D", 5.7s, 2019	1,000	1,006,570
Limestone County, AL, Water Authority Rev., FGIC, 5.5s, 2026	2,650	2,567,850
Madison, AL, Water & Waste Board, MBIA, 5.5s, 2019	1,000	989,330
		$11,664,705

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Other – 5.6%		
Alabama Building Renovation Authority, 6s, 2014	$1,515	$ 1,587,220
Birmingham, AL, Downtown Redevelopment Authority, Social Security Administration Building Rev., 12.5s, 2010	2,370	3,220,806
		$ 4,808,026
Total Municipal Bonds (Identified Cost, $82,486,207)		$83,986,131

Floating Rate Demand Notes – 1.7%

Issuer	Principal Amount (000 Omitted)	Value
Bartow County, GA, Development Authority Pollution Control Rev. (Georgia Power Co.), due 10/02/00	$ 200	$ 200,000
Burke County, GA, Development Authority Pollution Rev. (Georgia Power Co.), due 10/02/00	100	100,000
Burke County, GA, Development Authority, Pollution Control Rev. (Vogtle Project), due 10/02/00	100	100,000
Illinois Educational Facilities Authority Rev., (University Chicago Hospital), due 10/02/00	100	100,000
Pinellas County, FL, Health Facility Authority, due 10/02/00	100	100,000
Sevier County, TN, Public Building Authority, due 10/02/00	300	300,000
Sevier County, TN, Public Building Authority, due 10/02/00	100	100,000
Sevier County, TN, Public Building Authority, due 10/05/00	150	150,000
Sevier County, TN,, Public Building Authority, due 10/02/00	200	200,000
Stevenson, AL, Industrial Development Board, Environmental Improvement Rev. (Mead Corp.), due 10/02/00	100	100,000
Total Floating Rate Demand Notes, at Identified Cost		$ 1,450,000
Total Investments (Identified Cost, $83,936,207)		$85,436,131
Other Assets, Less Liabilities – (0.5%)		(386,869)
Net assets – 100.0%		$85,049,262

See portfolio footnotes and notes to financial statements.

MFS ARKANSAS MUNICIPAL BOND FUND

Municipal Bonds – 98.9%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 11.6%		
Arkansas College Savings, "A", 0s, 2017	$1,840	$ 722,679
Arkansas College Savings, "B", 0s, 2012	1,200	649,140
Arkansas College Savings, "B", 0s, 2013	1,000	506,910
Arkansas College Savings, "B", 0s, 2014	1,150	546,664
Arkansas College Savings, "B", 0s, 2015	1,600	713,120
Commonwealth of Puerto Rico, RITES, MBIA, 7.939s, 2020 ‡‡†	3,000	3,170,250
Commonwealth of Puerto Rico Infrastructure Finance Authority, Series A, 5.5s, 2019	2,500	2,531,875
Little Rock, AR, School District, Series A, FSA, 5.4s, 2017	1,000	989,050
Puerto Rico Municipal Finance Agency, RITES, FSA, 7.42s, 2017 ‡‡†	735	761,298
Puerto Rico Municipal Finance Agency, RITES, FSA, 7.42s, 2018 ‡‡†	3,250	3,334,305
		$13,925,291
State and Local Appropriation – 3.6%		
Arkansas Development Finance Authority, Local Government Rev., 7.1s, 2008 †	$2,440	$ 2,510,736
Arkansas Development Finance Authority, Single Family Mortgage Rev., 0s, 2011	3,860	1,758,770
		$ 4,269,506
Refunded and Special Obligations – 10.2%		
Arkansas Housing Development Agency, Single Family Mortgage Rev., ETM, 8.375s, 2011 ###	$1,000	$ 1,268,830
Baxter County, AR, Hospital Rev. 5.6s , 2021	1,500	1,252,890
Harrison, AR, Residential Housing Facilities Board, FGIC, 7.4s , 2011	4,000	4,786,920
Pulaski County, AR, Public Facilities Board, GNMA, 5.75s , 2034	1,985	1,910,523
Sebastian County, AR, Comnty Junior, Refunding + Improvement, AMBAC, 5.6s , 2017	1,500	1,514,265
Sherwood, AR, Residential Housing Facilities Board, MBIA, 7.5s , 2011	1,250	1,490,762
		$12,224,190
Airport and Port Revenue – 0.6%		
Little Rock, AR, Airport Rev., FSA, 5.25s, 2019	$ 800	$ 772,768
Electric and Gas Utility Revenue – 13.4%		
Jefferson County, AR, Pollution Control Rev. (Arkansas Power & Light), 6.3s, 2018	$1,050	$ 1,052,709
North Little Rock, AR, Electric Rev., MBIA, 6.5s, 2010	2,000	2,218,280
North Little Rock, AR, Electric Rev., MBIA, 6.5s, 2015	6,000	6,715,500
Pope County, AR, Solid Waste Disposal Rev. (Arkansas Power & Light), 8s, 2020	1,780	1,819,035
Pope County, AR, Solid Waste Disposal Rev. (Arkansas Power & Light), FSA, 8s, 2021	3,000	3,081,240
Virgin Islands Water & Power Authority Rev., ASST GTY, 5.3s, 2018	1,250	1,218,850
		$16,105,614
Health Care Revenue – 9.4%		
Arkansas Development Finance Authority, AMBAC, 5.375s, 2019	$1,315	$ 1,285,137
Baxter County, AR, Hospital Rev., 7.5s, 2021	3,145	3,375,088
Crittenden County, AR, 7.15s, 2025	750	763,215
Little Rock, AR, Health Facilities Board (Baptist Medical Center), 6.9s, 2009	1,400	1,523,494

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – continued		
Little Rock, AR, Health Facilities Board (Baptist Medical Center), 7s, 2017	$3,250	$ 3,375,515
Pulaski County, AR, Hospital Rev. (Children's Hospital), 6.15s, 2017	1,000	997,810
		$11,320,259
Industrial Revenue (Corporate Guarantee) – 7.6%		
Blytheville, AR, Solid Waste Recycling & Sewerage Treatment Rev. (Nucor), 6.375s, 2023	$3,565	$ 3,639,865
Camden, AR, Environmental Improvement Rev. (International Paper), 7.625s, 2018	1,000	1,070,750
Jonesboro, AR, Industrial Development Rev. (Anheuser-Busch), 6.5s, 2012	3,500	3,659,705
Pine Bluff, AR, Environmental Improvement Rev. (International Paper Co.), 6.7s, 2020	300	309,564
Pine Bluff, AR, Environmental Improvement Rev. (International Paper Co.), 5.55s, 2022	500	448,890
		$ 9,128,774
Insured Health Care Revenue – 6.6%		
Arkansas Development Finance Authority, Health Facilities Rev. (Sisters of Mercy), MBIA, 5s, 2013	$4,340	$ 4,234,842
Arkansas Development Finance Authority, Health Facilities Rev. (Sisters of Mercy), MBIA, 5s, 2019	4,000	3,679,920
		$ 7,914,762
Multi-Family Housing Revenue – 1.2%		
Pope County, AR, Residential Housing Facilities Board (Arkansas Tech University), 6s, 2027	$1,000	$ 896,610
West Memphis, AR, Public Facilities Board Mortgage Rev., AMBAC, 0s, 2011	1,090	563,301
		$ 1,459,911
Sales and Excise Tax Revenue – 3.5%		
Little Rock, AR, Hotel & Restaurant Gross Receipts Tax Rev., 7.375s, 2015	$2,790	$ 3,288,880
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2022	1,000	912,550
		$ 4,201,430
Single Family Housing Revenue – 12.7%		
Arkansas Development Finance Authority, 5.3s, 2023	$1,000	$ 1,001,440
Arkansas Development Finance Authority, Single Family Mortgage Rev., GNMA, 7.4s, 2023	880	904,182
Arkansas Development Finance Authority, Single Family Mortgage Rev., GNMA, 7.45s, 2027	990	1,011,830
Arkansas Development Finance Authority, Single Family Mortgage Rev., GNMA, 6.7s, 2027	2,735	2,822,739
Arkansas Finance Authority Single Family, Amt Mortgage Bkd Secs Program Series D, 5.85s, 2024	1,765	1,795,058
Jefferson County, AR, Health Care & Residential Facilities Board, 7.25s, 2011	475	491,611
Lonoke County, AR, Residential Housing Facilities Board, 7.375s, 2011	109	114,264
Lonoke County, AR, Residential Housing Facilities Board, FNMA, 7.9s, 2011	483	519,137
Mississippi County, AR, Public Facilities Board, Mortgage Rev., 7.2s, 2010	610	649,284
North Little Rock, AR, Residential Housing Facilities Board, 0s, 2010	8,167	4,100,242
Pulaski County, AR, Public Facilities Board Rev., FNMA, 0s, 2014	2,750	1,292,555

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Single Family Housing Revenue – continued		
Saline County, AR, Residential Housing Facilities Board, 7.875s, 2011	$ 455	$ 476,421
		$ 15,178,763
Solid Waste Revenue – 0.4%		
Ashdown, AR, Pollution Control Rev. (Nekoosa Papers, Inc.), 4.75s, 2008	$ 500	$ 462,370
Student Loan Revenue – 2.5%		
Arkansas Student Loan Authority Rev., 7.15s, 2002	$ 95	$ 96,899
Arkansas Student Loan Authority Rev., 6.75s, 2006	765	778,074
Arkansas Student Loan Authority Rev., "B", 6.25s, 2010	2,000	2,067,900
		$ 2,942,873
Turnpike Revenue – 1.7%		
Commonwealth of Puerto Rico Highway & Transit, Series B, MBIA, 5.875s, 2021	$2,000	$ 2,067,380
Universities – 4.0%		
Arkansas State University Rev., AMBAC, 5s, 2019	$1,000	$ 926,390
Conway, AR, Public Facilities Rev. (Hendrix College), 5.85s, 2016	1,000	1,016,410
University of Arkansas Rev., MBIA, 5.05s, 2019	2,500	2,338,575
University of Arkansas Rev., Athletic Facilities (Razorback Stadium), AMBAC, 4.85s, 2014	500	472,180
		$ 4,753,555
Water and Sewer Utility Revenue – 9.4%		
Arkansas Development Finance Authority, Revolving Loan Fund, 5.85s, 2019	$2,130	$ 2,175,539
Arkansas Development Finance Authority, Waste Water Systems Rev., 4.875s, 2017	1,500	1,361,865
Arkansas Water Resources Development Authority, 6.375s, 2021	1,000	1,014,900
Fort Smith, AR, AMBAC, 5.65s, 2019	1,000	1,005,040
Fort Smith, AR, Water & Sewer Rev., MBIA, 6s, 2012	2,250	2,345,333
South Sebastian County, AR, Water Users Assn., 5.95s, 2016	2,425	2,431,838
South Sebastian County, AR, Water Users Assn., 6.15s, 2023	1,000	1,002,570
		$ 11,337,085
Other – 0.5%		
Arkansas Development Finance Authority, Economic Development Rev., AMBAC, 5.65s, 2014	$ 600	$ 607,944
Total Municipal Bonds (Identified Cost, $114,752,975)		$118,672,475

Floating Rate Demand Notes – 2.1%

Issuer	Principal Amount (000 Omitted)	Value
Burke County, GA, Development Authority, Pollution Control Rev. Georgia Power Co., due 09/01/25	$ 200	$ 200,000
California Statewide Community Development Authority (Sutter Health), due 07/01/15	200	200,000
Massachusetts Water Resources Authority, due 10/04/00	100	100,000
Sevier County, TN, Public Building Authority, due 10/05/00	500	500,000
Sevier County, TN, Public Building Authority, due 10/05/00	400	400,000
Sevier County, TN, Public Building Authority, due 10/05/00	1,100	1,100,000
Total Floating Rate Demand Notes, at Identified Cost		$ 2,500,000
Total Investments (Identified Cost, $117,252,975)		$121,172,475
Other Assets, Less Liabilities – (1.0%)		(1,199,135)
Net assets – 100.0%		$119,973,340

See portfolio footnotes and notes to financial statements.

Municipal Bonds – 98.8%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 18.2%		
Capistrano, CA, Unified School District, FGIC, 5.875s, 2020	$1,185	$ 1,244,985
Corona, CA, Unified School District, "A", FSA, 5.375s, 2018	1,350	1,362,191
Fresno, CA, Unified School District, MBIA, 5.9s, 2019	1,960	2,120,661
Glendora, CA, Unified School District, "A", 5.7s, 2020	1,285	1,326,287
Glendora, CA, Unified School District, "A", FSA, 5.35s, 2020	500	496,925
Irvine, CA, School District, AMBAC, 5.8s, 2020	3,500	3,622,780
Los Angeles, CA, RITES, 6.92s, 2014 ‡‡†	5,405	5,842,535
Lucia Mar, CA, Unified School District, FGIC, 0s, 2013	1,350	694,575
Morgan Hills, CA, Unified School District, FGIC, 5.5s, 2020	2,545	2,582,157
Napa County, CA, Flood Protection & Watershed Improvement Authority, FGIC, 5s, 2018	2,745	2,665,971
Rowland, CA, Unified School District, "A", FSA, 5.5s, 2020	1,250	1,264,750
Sacramento, CA, School District, 5.875s, 2020	2,075	2,170,720
Santa Clara County, CA, San Jose-Evergreen Community College, "B", FGIC, 5.5s, 2020	1,425	1,440,504
Santa Clara, CA, Unified School District, FGIC, 5.5s, 2019	2,210	2,239,194
State of California, 10s, 2007	1,055	1,375,382
State of California, AMBAC, 7.2s, 2008	1,600	1,881,280
State of California, AMBAC, 6.3s, 2010	3,000	3,411,090
State of California, AMBAC, 7s, 2010	2,000	2,373,240
State of California, 5.5s, 2016	3,000	3,084,750
State of California, RITES, 5.92s, 2015 ‡‡†	5,000	4,717,850
State of California, RITES, 7.92s, 2017 ‡‡†	1,250	1,366,675
Tehachapi, CA, Unified School District, FGIC, 5.625s, 2020	1,100	1,126,488
		$48,410,990
State and Local Appropriation – 16.1%		
Anaheim, CA, Public Finance Authority Rev., FSA, 6s, 2024	$1,000	$ 1,085,800
Banning, CA, Water System Improvement, Certificates of Participation, AMBAC, 8s, 2019	1,000	1,293,800
California Infrastructure & Economic Development, MBIA, 5.5s, 2019	1,000	1,016,770
California Public Works Board, Lease Rev. (Department of Corrections), 7.4s, 2010	5,000	6,017,800
Carmichael, CA, Water District Rev., MBIA, 5.125s, 2019	3,000	2,937,390
Fortuna, Parlier & Susanville, CA, Certificates of Participation, "B", 7.375s, 2017	930	957,863
Grossmont, CA, Union High School District, Certificates of Participation, MBIA, 0s, 2006	6,000	4,522,500
Inglewood, CA, Public Financing Authority Rev., AMBAC, 5.625s, 2015	1,740	1,823,294
Los Angeles County, CA, Public Works, Multiple Capital Facilities Project, AMBAC, 5.5s, 2020	2,970	3,001,423
Los Angeles, CA, Convention & Exhibition Center Authority, Certificates of Participation, AMBAC, 0s, 2005	2,400	1,918,896
Pasadena, CA, Certificates of Participation (Pasadena Parking Facilities), 6.25s, 2018	3,460	3,848,869
Pomona, CA, Public Financing Authority Rev., 6.25s, 2010	4,020	4,298,586

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
State and Local Appropriation – continued		
Riverside County, CA, Certificates of Participation, MBIA, 5s, 2018	$1,230	$ 1,194,059
Sacramento County, CA, Certificates of Participation, AMBAC, 5.75s, 2018	1,500	1,564,260
Sacramento, CA, City Financing Authority Rev., Capital Improvement, 5.5s, 2021	1,635	1,641,998
San Francisco, CA, City & County, (San Bruno Jail), AMBAC, 5.25s, 2018	2,000	1,999,020
Visalia, CA, Utility Systems Department, Certificates of Participation, MBIA, 0s, 2005	4,655	3,672,050
		$42,794,378
Refunded and Special Obligations – 14.4%		
California Health Facilities Financing Authority Rev. (St. Joseph's Hospital), 6.75s, 2021	$2,710	$ 2,819,403
California Statewide Community Development Authority, Certificates of Participation, 0s, 2007	3,645	2,636,356
California Statewide Community Development Authority, Certificates of Participation, 0s, 2008	6,345	4,353,495
California Statewide Community Development Authority (St. Joseph's Hospital), 6.625s, 2021	2,000	2,200,380
Corona, CA, Certificates of Participation (Corona Community Hospital), 8s, 2015	585	671,802
Desert Hospital District, CA, Hospital Rev. (Desert Hospital Corp.), 8.266s, 2020 ‡‡†	3,000	3,312,630
Emeryville, CA, Public Financing Authority Rev., Redevelopment Project, 6.5s, 2021	770	811,472
Los Angeles, CA, Convention & Exhibition Center Authority, Certificates of Participation, 9s, 2010	1,900	2,307,056
Pomona, CA, Single Family Mortgage Rev., FNMA, GNMA, 7.375s, 2010	2,000	2,302,000
Pomona, CA, Single Family Mortgage Rev., FHLMC, GNMA, 7.5s, 2023	2,000	2,492,500
Southern California Public Power Transmission Rev., "A", 0s, 2005	3,795	3,070,231
Thousand Oaks, CA, Redevelopment Agency (Shadow Hills), 7s, 2021	8,890	9,556,572
Walnut Valley, CA, Unified School District, "B", AMBAC, 6s, 2011	1,600	1,787,200
		$38,321,097
Airport and Port Revenue – 7.7%		
Los Angeles, CA, Department of Airport Rev. (Ontario International Airport), FGIC, 6s, 2017	$4,100	$ 4,259,900
Los Angeles, CA, Harbor Department Rev., 6.625s, 2025	2,000	2,080,260
Port Oakland, CA, Port Rev., MBIA, 6.5s, 2016	1,000	1,049,040
Port Oakland, CA, Port Rev., "K", FGIC, 5.75s, 2020	4,000	4,089,400
San Francisco, CA, City & County Airport Commission, International Airport Rev., FSA, 5s, 2018	5,000	4,752,000
San Francisco, CA, City & County Airport Commission, International Airport Rev., 6.5s, 2019	4,000	4,232,680
		$20,463,280
Electric and Gas Utility Revenue – 3.4%		
California Pollution Control Financing Authority Rev. (Pacific Gas & Electric Co.), 6.625s, 2009	$1,000	$ 1,043,410
Glendale, CA, Electric Works Rev., MBIA, 5.75s, 2019	1,420	1,475,295
Glendale, CA, Electric Works Rev., MBIA, 5.75s, 2020	1,160	1,200,484

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Electric and Gas Utility Revenue – continued		
Los Angeles, CA, Department of Water & Power, Electric Plant Rev., 7.1s, 2031	$ 1,050	$ 1,078,791
Northern California Power Agency, Public Power Rev., 5.85s, 2010	880	933,856
Southern California Public Power Authority Rev. (Southern Transmission Project), 0s, 2005	4,205	3,380,904
		$ 9,112,740
Health Care Revenue – 2.1%		
California Statewide Community Development Authority Rev. (Childrens Hospital Los Angeles), 5.125s, 2019	$ 4,000	$ 3,692,120
Tahoe Forest, CA, Hospital District Rev., 5.85s, 2022	1,000	860,930
Washington Township, CA, Health Care Rev., 5s, 2018	1,000	892,890
		$ 5,445,940
Industrial Revenue (Corporate Guarantee) – 0.4%		
California Pollution Control Financing Authority Rev. (Frito-Lay, Inc.), 6.375s, 2004	$ 1,025	$ 1,058,282
California Pollution Control Financing Authority Rev. (Laidlaw, Inc.), 6.7s, 2007	2,750	110,000
		$ 1,168,282
Insured Health Care Revenue – 1.2%		
Abag, CA, Finance Authority Rev. (Rhoda Haas Goldman Plaza), 5.125s, 2015	$ 2,250	$ 2,176,222
California Health Facilities Financing Authority Rev., (Marshall Hospital), 5.25s, 2018	1,000	982,660
		$ 3,158,882
Multi-Family Housing Revenue – 5.3%		
California Housing Finance Agency Rev. (Multi-Unit Rental Housing), 6.7s, 2015	$ 2,750	$ 2,870,257
California Statewide Community Development Authority Rev. (Irvine Apartments), 5.25s, 2025	3,000	2,924,250
Palmdale, CA, Multi-Family Housing Rev., FNMA, 7.375s, 2024	1,000	1,043,150
San Bernardino County, CA, Housing Authority Rev. (Equity Residential Redlands), 5.2s, 2029	3,000	2,972,880
Yolo County, CA, Housing Authority Mortgage Rev. (Walnut Park Apartments), FHA, 7.2s, 2033	4,150	4,356,504
		$14,167,041
Sales and Excise Tax Revenue – 1.2%		
Territory of Virgin Islands, Public Finance Authority, 5.875s, 2018	$ 1,500	$ 1,404,045
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2022	2,000	1,825,100
		$ 3,229,145
Single Family Housing Revenue – 3.8%		
California Housing Finance Agency Rev., Home Mortgage, MBIA, 6s, 2010	$ 1,400	$ 1,469,272
California Housing Finance Agency Rev., Home Mortgage, FSA, 0s, 2019	6,750	2,201,917
California Housing Finance Agency Rev., Home Mortgage, MBIA, 0s, 2028	13,025	3,096,173
California Rural Home Mortgage Finance Authority, Single Family Mortgage Rev., GNMA, 6.35s, 2029	1,000	1,046,410

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Single Family Housing Revenue – continued		
California Rural Home Mortgage Finance Authority, Single Family Mortgage Rev., GNMA, 6.1s, 2031	$ 500	$ 554,085
San Bernardino County, CA, Single Family Mortgage Rev., GNMA, 6.45s, 2020	1,500	1,635,900
San Bernardino County, CA, Single Family Mortgage Rev., GNMA, 7.65s, 2023	90	94,272
		$10,098,029
Solid Waste Revenue – 1.2%		
California Pollution Control Financing Authority, Solid Waste Disposal Rev. (West Co. Resource Recovery), 5.125s, 2014	$1,000	$ 920,450
South Bayside Waste Management, Solid Waste Systems Rev., AMBAC, 5.75s, 2020	2,100	2,165,331
		$ 3,085,781
Special Assessment District – 4.2%		
Brea, CA, Public Finance Authority Rev., MBIA, 0s, 2005	$2,235	$ 1,790,146
Brea, CA, Public Finance Authority Rev., MBIA, 0s, 2006	3,415	2,608,513
Concord, CA, Redevelopment Agency, Tax Allocation, BIGI, MBIA, 8s, 2018	40	40,373
Emeryville, CA, Public Financing Authority, Redevelopment Project, 6.5s, 2021	1,230	1,254,366
Pomona, CA, Public Financing Authority Rev., 5.75s, 2020	1,645	1,651,021
Santa Cruz County, CA, Redevelopment Agency (Oak/Soquel Community), 5.6s, 2017	1,455	1,460,180
Walnut Valley, CA, Public Finance Authority (Walnut Improvement), MBIA, 0s, 2007	1,150	833,980
Walnut Valley, CA, Public Finance Authority (Walnut Improvement), MBIA, 0s, 2008	1,125	775,902
Walnut Valley, CA, Public Finance Authority (Walnut Improvement), MBIA, 0s, 2009	1,175	769,942
		$11,184,423
Turnpike Revenue – 3.1%		
Foothill/Eastern Transportation Corridor Agency, CA, 0s, 2011	$2,500	$ 2,283,475
Foothill/Eastern Transportation Corridor Agency, CA, Toll Road Rev., MBIA, 5s, 2016	2,000	1,974,200
Los Angeles County, CA, Metropolitan Transportation Authority, Sales Tax Rev., FSA, 5s, 2019	4,000	3,821,160
		$ 8,078,835
Universities – 7.5%		
California Education Facilities Authority Rev. (California Western School of Law), MBIA, 5s, 2018	$1,000	$ 971,000
California Education Facilities Authority Rev. (College & University), 6s, 2012	1,400	1,461,810
California Education Facilities Authority Rev. (College & University), 6.3s, 2021	1,000	1,026,500
California Education Facilities Authority Rev. (Fresno Pacific University), 6.75s, 2019	1,500	1,610,115
California Education Facilities Authority Rev. (L.A. College of Chiropractic), 5.6s, 2017	500	495,015
California Education Facilities Authority Rev. (Pomona College), 5.875s, 2019	2,000	2,105,400

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Universities – continued		
California Educational Facilities Authority Rev., Pooled College & University, "B", 6.625s, 2020	$ 1,000	$ 1,061,710
California Public Works Board, Lease Rev. (California Community Colleges), 5s, 2016	1,675	1,631,115
Los Angeles, CA, Certificates of Participation, 5.7s, 2018	1,900	1,858,580
San Francisco, CA, City & County, Educational Facilities (Community College), 5.5s, 2014	1,000	1,038,590
San Francisco, CA, City & County, Educational Facilities (Zoo Facilities), 5.5s, 2014	1,000	1,038,590
University of California Rev., RITES, MBIA, 6.107s, 2016 ‡‡ †	5,705	5,689,825
		$ 19,988,250
Water and Sewer Utility Revenue – 7.3%		
California Department of Water Resources, Central Valley Project Rev., 7s, 2012	$ 1,495	$ 1,811,821
Culver City, CA, Wastewater Facilities Rev., 5.6s, 2019	1,000	1,024,140
El Monte, CA, Water Authority Rev., AMBAC, 6s, 2019	1,065	1,134,640
Fairfield-Suisun, CA, Sewer District Rev., MBIA, 0s, 2006	2,080	1,607,174
Metropolitan Water District, Linked Savers, RIBS, 5.75s, 2018	10,000	10,429,400
Metropolitan Water District, Waterworks Rev., 5s, 2020	2,500	2,367,450
San Diego County, CA, Water Authority Rev., 5s, 2017	1,000	976,670
		$ 19,351,295
Other – 1.7%		
California Public Capital Improvements Financing Authority Rev., MBIA, 8.1s, 2018	$ 1,735	$ 1,748,689
South Coast Air Quality Management District Rev., AMBAC, 0s, 2005	3,480	2,787,341
		$ 4,536,030
Total Municipal Bonds (Identified Cost, $252,828,120)		$262,594,418
Other Assets, Less Liabilities – 1.2%		3,142,277
Net assets – 100.0%		$265,736,695

See portfolio footnotes and notes to financial statements.

MFS FLORIDA MUNICIPAL BOND FUND

Municipal Bonds – 97.6%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 18.8%		
Dade County, FL, AMBAC, 7.125s, 2016	$1,380	$ 1,642,904
Florida Board of Education, Capital Outlay, 9.125s, 2014	2,600	3,464,760
Lee County, FL, Airport Rev., FSA, 5.875s, 2018	1,000	1,018,620
Orange County, FL, Tourist Development Tax, AMBAC, 5.375s, 2018	1,000	984,580
Orlando, FL, Capital Improvement Special Rev., 5s, 2017	3,575	3,367,257
Polk County, FL, Transport Improvement Revenue, FSA, 5.625s, 2017	1,000	1,016,500
Puerto Rico Commonwealth, RITES, Pennsylvania 652A 1, MBIA, 7.939s, 2019, ‡‡†	1,000	1,070,650
State of Florida, 5.593s, 2017, †	3,000	2,612,820
		$15,178,091
State and Local Appropriation – 4.9%		
Florida Board Of Education Lottery Revenue, Series C, FGIC, 5.25s, 2017	$1,000	$ 975,810
Florida Municipal Loan Council Rev., MBIA, 5.625s, 2019	1,000	1,004,430
Florida Municipal Loan Council Rev., Series A, MBIA, 5.625s, 2020	1,000	1,002,280
Marion County, FL, Hospital District Rev., 5.5s, 2014	1,000	957,910
		$ 3,940,430
Refunded and Special Obligations – 7.7%		
Brevard County, FL, Health Facilities Authority Rev. (Wuesthoff Memorial), MBIA, IBC, 7.2s, 2002	$1,000	$ 1,058,440
Charlotte County, FL, Utility Rev., FGIC, 6.875s, 2003	500	541,790
Escambia County, FL, Health Facility Rev. (Baptist Hospital), 6.75s, 2003	785	846,748
Florida Board of Education, Capital Outlay, ETM, 9.125s, 2014	400	534,628
Florida Turnpike Authority Rev., "A" (Fitch Light), AMBAC, 7.125s, 2001	1,250	1,299,613
Hillsborough County, FL, Capital Improvement Rev. (County Center), 6.75s, 2002	1,500	1,584,330
Puerto Rico Electric Power Authority Rev., 7s, 2001	240	250,032
Puerto Rico Highway & Transportation Authority Rev., 6.625s, 2002	100	105,471
		$ 6,221,052
Airport and Port Revenue – 7.3%		
Broward County, FL, Airport Systems Rev., AMBAC, 4.8s, 2014	$1,000	$ 919,670
Greater Orlando Aviation Authority, FGIC, 5.25s, 2018	1,000	953,930
Hillsborough County, FL, Aviation Authority Rev. (Delta Airlines), 6.8s, 2024	1,000	1,007,230
Hillsborough County, FL, Aviation Authority Rev. (Tampa International), FGIC, 5.875s, 2015	750	771,442
Hillsborough County, FL, Aviation Authority Rev. (US Air), 8.6s, 2022	300	311,037
Miami-Dade County, FL, Florida Aviation Rev., MBIA, 5.25s, 2018	1,500	1,430,895
Pensacola, FL, Airport Rev., MBIA, 5.625s, 2014	500	507,660
		$ 5,901,864
Electric and Gas Utility Revenue – 13.4%		
Clark County NV Industrial Development Rev., Adjustment Adjusted Refunding Nevada Power Company Series B, 5.9s, 2030	$ 500	$ 445,565

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Electric and Gas Utility Revenue – continued		
Connecticut Development Authority, Pollution Control Rev. (Connecticut Light & Power), 5.85s, 2028	$ 500	$ 463,765
Escambia County, FL, Utility Systems Rev., FGIC, 6.25s, 2015	1,500	1,648,695
Farmington, NM, Pollution Control, 5.8s, 2022	500	452,090
Hillsborough County, FL, Industrial Development Rev. (Tampa Electric Co.), 8s, 2022	3,000	3,223,980
Orlando, FL, Utility Commission, Water and Electric Rev., 6.75s, 2017,	1,500	1,726,650
Port St. Lucie, FL, Utility Rev., Capital Appreciation, FGIC, 0s, 2021	2,405	742,423
Puerto Rico Electric Power Authority, FSA, 6s, 2016	2,000	2,088,980
		$10,792,148
Health Care Revenue – 3.7%		
Brevard County, FL, Health Facilities Authority Rev. (Friendly Village), 9.25s, 2012	$ 335	$ 338,423
Escambia County, FL, Health Facility Rev. (Baptist Hospital), 6.75s, 2014	135	136,654
Escambia County, FL, Health Facility Rev., "B" (Baptist Hospital), 6s, 2014	1,000	956,430
Highlands County, FL, Health Facilities Authority Rev. (Adventist Health Systems), 5.25s, 2013	500	442,930
Jacksonville, FL, Health Facilities Authority, Industrial Development Rev. (National Cypress), 7s, 2014	750	771,675
Orange County, FL, Industrial Development Rev. (Friendly Village), 9.25s, 2012	335	335,908
		$ 2,982,020
Industrial Revenue (Corporate Guarantee) – 2.6%		
Escambia County, FL, Industrial Development Rev. (Champion International), 6.8s, 2012	$1,000	$ 1,025,410
Escambia County, FL, Pollution Control Rev. (Champion International), 6.95s, 2007	1,000	1,042,280
		$ 2,067,690
Insured Health Care Revenue – 7.8%		
Brevard County, FL, Health Facilities Authority Rev. (Wuesthoff Memorial), MBIA, 6.5s, 2007	$1,000	$ 1,044,590
Charlotte County, FL, Health Care Facilities Rev. (Bon Secours), FSA, 7.407s, 2027, ‡‡	2,500	2,545,800
Hillsborough County, FL, Industrial Development Rev. (University Community Hospital), MBIA, 6.5s, 2019	1,000	1,111,390
Jacksonville, FL, Hospital Rev. (University Medical Center), CNIE LEE, 6.6s, 2013	500	520,505
Tallahassee, FL, Health Facilities Rev. (Tallahassee Memorial Regional Medical Center), MBIA, 6.625s, 2013	1,000	1,080,780
		$ 6,303,065
Sales and Excise Tax Revenue – 2.0%		
Jacksonville, FL, Excise Taxes Rev., FGIC, 0s, 2010	$1,000	$ 589,960
Jacksonville, FL, Excise Taxes Rev., FGIC, 0s, 2011	1,000	555,480
Taylor County, FL, Sales Tax Rev., FGIC, 5.5s, 2020	500	495,185
		$ 1,640,625
Single Family Housing Revenue – 9.6%		
Dade County, FL, Housing Finance Authority, Mortgage Rev., "D", FSA, 6.95s, 2012	$ 180	$ 185,828

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Single Family Housing Revenue – continued		
Dade County, FL, Housing Finance Authority, Mortgage Rev., "E", GNMA, 7s, 2024	$ 60	$ 61,448
Florida Housing Finance Corp. Rev., Homeowner Mortgage Series 4, FSA, 5.85s, 2031	1,000	1,014,870
Lee County, FL, Housing Finance Authority, Multi County Program Series A1, GNMA, 7.2s, 2033	500	553,380
Lee County, FL, Housing Finance Authority Rev., GNMA, 7s, 2031	995	1,060,252
Lee County, FL, Housing Financing Authority Rev., GNMA/FNMA, 6.5s, 2031	700	732,347
Miami Dade County, FL, Housing Finance Authority Rev., GNMA, 5.2s, 2031	1,000	991,720
Palm Beach County, FL, GNMA, 5.5s, 2022	985	986,044
Pinellas County, FL, Housing Finance Authority, Amt Multi County Program Series B 1, GNMA, 7.25s, 2029	1,000	1,101,090
Pinellas County, FL, Housing Authority Rev., GNMA, 6.2s, 2031	995	1,026,701
		$7,713,680
Solid Waste Revenue – 2.3%		
Tampa Bay, FL, Solid Waste System Rev. (McKay Bay Refuse), AMBAC, 4.75s, 2017	$1,000	$ 883,120
Tampa, FL, Solid Waste Systems Rev., AMBAC, 5.25s, 2013	1,000	991,310
		$1,874,430
Special Assesment District – 1.6%		
Arbor Greene, FL, Community Development District, 5.75s, 2006	$ 465	$ 456,649
Heritage Isles, FL, Community Development District, 5.75s, 2005	865	848,158
		$1,304,807
Turnpike Revenue – 4.3%		
Florida Mid Bay Bridge Authority Rev., AMBAC, 0s, 2018	$1,000	$ 344,560
Florida Turnpike Authority, Turnpike Rev. (Department of Transportation), 5.75s, 2018	2,000	2,035,840
Miami-Dade County, FL, Toll System Rev., FGIC, 6s, 2020	1,000	1,040,450
		$3,420,850
Universities – 3.2%		
Florida Housing Finance Corp. Rev. (Crossing at University Apartments), AMBAC, 5.1s, 2018	$1,250	$1,149,575
Miami-Dade County, FL, Educational Facilities Authority Rev., AMBAC, 5.5s, 2018	1,400	1,398,236
		$2,547,811
Water and Sewer Utility Revenue – 8.4%		
Bay County Water Systems Revenue, AMBAC, 5.625s, 2019	$1,000	$1,008,850
Lee County, FL, Industrial Development Authority Rev. (Bonita Springs Utilities Project), MBIA, 6.05s, 2015	1,000	1,035,910
Miramar, FL, Wastewater Improvement Rev., FGIC, 6.75s, 2016	955	1,039,613
Seminole County, FL, Water & Sewer Rev., MBIA, 6s, 2019	2,060	2,194,292
Seminole County, FL, Water & Sewer Rev., MBIA, 6s, 2019	940	996,033

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – continued		
Sweetwater County, WY, Solid Waste Disposal Rev., "A" (FMC Corp.), 7s, 2024	$500	$ 507,300
		$ 6,781,998
Total Municipal Bonds (Identified Cost, $77,650,721)		$78,670,561
Floating Rate Demand Notes – 0.6%		
Gulf Breeze, FL, due 10/02/00	$100	$ 100,000
Pinellas County, FL, Health Facility Authority, due 10/04/00	400	400,000
Total Floating Rate Demand Notes, at Identified Cost		$ 500,000
Total Investments (Identified Cost, $78,150,721)		$79,170,561
Other Assets, Less Liabilities – 1.8%		1,465,735
Net assets – 100.0%		$80,636,296

See portfolio footnotes and notes to financial statements.

MFS GEORGIA MUNICIPAL BOND FUND

Municipal Bonds – 97.6%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 13.0%		
Commonwealth of Puerto Rico, Municipal Finance Agency, 8.42s, 2016, ‡‡ †	$ 500	$ 564,460
Dalton, GA, Development Authority Rev., MBIA, 5.5s, 2017	1,000	1,012,980
Forsyth County, GA, School District, 6s, 2015	750	803,190
Fulton County, GA, School District, 6.375s, 2010	2,000	2,222,340
Fulton County, GA, School District, 6.375s, 2012	1,000	1,117,500
Fulton County, GA, School District, 6.375s, 2016	1,000	1,108,340
Rockland County, GA, Hospital Authority Rev. (Ty Cobb Healthcare Systems, Inc.), AMBAC, 5.625s, 2020	500	499,525
State of Georgia, 5s, 2019	1,000	933,590
		$8,261,925
State and Local Appropriation – 11.4%		
Columbia County, GA (Courthouse/Detention Center), 5.625s, 2020	$1,490	$1,471,584
Fayette County, GA, Public Facilities Authority Rev. (Criminal Justice Center), 6.25s, 2019	755	803,962
Fulton County, GA, Facilities Corp., AMBAC, 5.5s, 2018	750	743,940
Fulton County, GA, Facilities Corp., AMBAC, 5.9s, 2019	1,000	1,030,090
Georgia Municipal Assn., Inc., Installment Sale Program (Atlanta Detention Center), FSA, 5s, 2014	3,350	3,249,600
		$7,299,176
Refunded and Special Obligations – 8.5%		
Fulton County, GA, Water & Sewage Rev., 6.375s, 2014	$3,150	$3,487,270
Royston, GA, Hospital Authority Rev. (Ty Cobb Healthcare Systems, Inc.), 7.375s, 2014	1,565	1,629,118
Territory of Virgin Islands, 7.75s, 2016	275	284,213
		$5,400,601
Airport and Port Revenue – 9.5%		
Atlanta, GA, Airport Facilities Rev., AMBAC, 0s, 2010	$6,000	$3,522,660
Atlanta, GA, Airport Facilities Rev., MBIA, 0s, 2010	3,500	2,054,885
Commonwealth of Puerto Rico, Ports Authority Rev. (American Airlines, Inc.), 6.25s, 2026	500	503,540
		$6,081,085
Electric and Gas Utility Revenue – 7.6%		
Appling County, GA, Development Authority Rev. (Ogelthorpe Power Corp.), MBIA, 7.15s, 2021, ###	$1,400	$1,494,766
Georgia Municipal Electric Authority, Power Rev., AMBAC, 0s, 2013	1,675	862,056
Georgia Municipal Electric Authority, Power Rev., MBIA, 6.5s, 2020	1,250	1,384,487
Monroe County, GA, Development Authority, Pollution Control Rev. (Oglethorpe Power Corp.), 6.8s, 2012	1,000	1,088,640
		$4,829,949
Health Care Revenue – 2.5%		
Richmond County, GA, Development Authority, Nursing Home Rev. (Beverly Enterprises, Inc.), 8.75s, 2011	$1,190	$1,254,701
Royston, GA, Hospital Authority Rev. (Ty Cobb Healthcare Systems, Inc.), 6.125s, 2009	330	308,441
		$1,563,142

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – 6.3%		
Cartersville, GA, Developement Authority Rev., Water & Wastewater Facilities (Anheuser-Busch Cos., Inc.), 5.625s, 2009	$1,500	$1,531,500
Savannah, GA, Economic Development Authority Rev. (Hershey Foods Corp.), 6.6s, 2012	1,150	1,197,035
Savannah, GA, Economic Development Authority Rev. (Stone Container Corp.), 7.4s, 2026	300	299,418
Savannah, GA, Economic Development Authority Rev. (Union Camp Corp.), 6.15s, 2017	1,000	1,002,570
		$4,030,523
Insured Health Care Revenue – 2.0%		
Savannah, GA, Hospital Authority Rev. (St. Josephs/Candler Health Systems, Inc.), FSA, 5s, 2018	$1,400	$1,275,792
Multi-Family Housing Revenue – 6.1%		
Cobb County, GA, Housing Authority Rev. (Signature Place Corp.), 6.875s, 2017	$1,385	$1,432,395
Hinesville, GA, Leased Housing Corp. Rev. (Baytree Apartments), FHA, 6.7s, 2017	900	940,158
St. Mary's, GA, Housing Authority Rev. (Cumberland Oaks Apartments), FNMA, 7.375s, 2022	1,470	1,494,078
		$3,866,631
Sales and Excise Tax Revenue – 1.5%		
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2018	$1,000	$ 988,610
Single Family Housing Revenue – 5.1%		
Georgia Housing & Finance Authority Rev., 6.05s, 2019	$1,000	$1,013,930
Georgia Housing & Finance Authority Rev., 5.2s, 2020	1,000	999,960
Georgia Housing & Finance Authority Rev., 5.8s, 2021	750	737,378
Georgia Housing & Finance Authority Rev., 0s, 2031	2,680	274,378
Georgia Residential Finance Authority Rev., FHA, 7.25s, 2021	220	228,943
		$3,254,589
Universities – 7.1%		
Fulton County, GA, Development Authority Rev. (Morehouse College), 6.25s, 2021	$ 980	$1,037,026
Georgia Private Colleges & University Authority Rev. (Emory University), 5.75s, 2016	1,000	1,029,540
Georgia Private Colleges & University Authority Rev. (Emory University) "A", 5.75s, 2018	1,000	1,023,400
Marietta, GA, Development Authority Rev. (Southern Polytech University), 6.25s, 2027	1,000	930,950
Savannah, GA, Economic Development Authority Rev. (College Of Art & Design, Inc.), 6.2s, 2009	500	516,415
		$4,537,331
Water and Sewer Utility Revenue – 16.2%		
Alanta, GA, Water & Wastewater Rev., FGIC, 6.593s, 2016, ‡‡ †	$4,000	$4,166,160
Cartersville, GA, Water and Sewer Rev., AMBAC, 7.2s, 2012	2,225	2,282,605
Clayton County & Clayton County, GA, Water & Sewage Authority Rev., 6.25s, 2017	1,000	1,099,130
Columbia County, GA, Water & Sewage Rev., FGIC, 6.25s, 2018	470	498,769

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – continued		
Forsyth County, GA, Water & Sewage Authority Rev., 6.25s, 2018	$1,105	$ 1,179,322
Fulton County, GA, Water & Sewage Authority Rev., FGIC, 6.375s, 2014	100	109,764
Gainesville, GA, Water & Sewage Authority Rev., FGIC, 5.625s, 2019	1,000	1,001,360
		$10,337,110
Other – 0.8%		
Clayton County, GA, Development Authority Rev., 6.25s, 2020	$ 500	$ 532,135
Total Municipal Bonds (Identified Cost, $60,539,148)		$62,258,599

Floating Rate Demand Notes – 0.6%

Appling County, GA, Development Authority, due 10/02/00, at Amortized Cost and Value	$ 400	$ 400,000
Total Investments (Identified Cost, $60,939,148)		$62,658,599
Other Assets, Less Liabilities – 1.8%		1,133,390
Net assets – 100.0%		$63,791,989

See portfolio footnotes and notes to financial statements.

MFS MARYLAND MUNICIPAL BOND FUND

Municipal Bonds – 98.3%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 21.7%		
Anne Arundel County, MD, 5s, 2015	$2,000	$ 1,921,140
Baltimore, MD, Consolidated Public Improvement, MBIA, 7s, 2009	1,000	1,159,210
Baltimore, MD, Consolidated Public Improvement, 7.15s, 2009	2,120	2,465,412
Baltimore, MD, Consolidated Public Improvement, FGIC, 5.375s, 2011	900	926,442
Baltimore, MD, Consolidated Public Improvement, FGIC, 5.375s, 2013	770	783,852
Baltimore, MD, Consolidated Public Improvement, "A", 5.5s, 2018	1,700	1,697,841
Frederick County, MD, Public Facilities, 5.25s, 2016	2,000	1,961,620
Howard County, MD, Metropolitan District, 0s, 2008	1,000	677,960
Howard County, MD, Consolidated Public Improvement, "A", 5.5s, 2019	1,000	997,530
Howard County, MD, Consolidated Public Improvement, "A", 5.5s, 2020	2,000	1,992,640
Maryland, State & Local Facilities, 5.75s, 2014	1,550	1,623,067
Montgomery County, MD, Consolidated Public Improvement, 5.75s, 2018	2,000	2,059,120
Prince George's County, MD, 0s, 2007	5,110	3,668,622
Prince George's County, MD, Consolidated Public Improvement, FSA, 5.375s, 2015	1,500	1,513,620
Puerto Rico Municipal Finance Agency, FSA, 7.42s, 2019 ‡‡ †	1,000	1,016,040
Washington, MD, Suburban Sanitation District, 6.1s, 2015	1,070	1,112,896
Washington, MD, Suburban Sanitation District, 5.25s, 2016	865	852,951
Worcester County, MD, Public Improvement, 5.625s, 2013	1,620	1,679,406
Worcester County, MD, Public Improvement, 5.625s, 2015	2,030	2,076,304
		$30,185,673
State and Local Appropriation – 9.5%		
Howard County, MD, Certificates of Participation, 8.15s, 2021	$ 450	$ 593,050
Howard County, MD, Certificates of Participation, "A", 8s, 2019	805	1,029,402
Howard County, MD, Certificates of Participation, "B", 8s, 2019	385	492,323
Howard County, MD, Certificates of Participation, "C", 8s, 2019	680	869,557
Maryland Stadium Authority, Sports Facilities Leasing Rev., AMBAC, 5.875s, 2012	1,000	1,045,340
Prince George's County, MD, Certificates of Participation, MBIA, 0s, 2005	2,495	1,987,767
Prince George's County, MD, Certificates of Participation, MBIA, 0s, 2006	2,490	1,886,075
Prince George's County, MD, Industrial Development Authority, MBIA, 0s, 2004	980	821,642
Prince George's County, MD, Industrial Development Authority, MBIA, 0s, 2006	1,800	1,363,428
Prince George's County, MD, Industrial Development Authority, MBIA, 0s, 2009	1,500	969,030
Puerto Rico Public Finance Corp., AMBAC, 7.17s, 2013 ‡‡ †	500	552,370
Puerto Rico Public Finance Corp., AMBAC, 7.17s, 2016 ‡‡ †	1,520	1,613,966
		$13,223,950

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – 10.9%		
Maryland Health & Higher Education Facilities Authority Rev. (Good Samaritan Hospital), 5.7s, 2009	$1,085	$ 1,149,981
Maryland Health & Higher Education Facilities Authority Rev. (Howard County General Hospital), 5.5s, 2021	4,000	3,941,080
Maryland Health & Higher Education Facilities Authority Rev. (Kennedy Institute), 6.75s, 2022	500	508,620
Maryland Health & Higher Education Facilities Authority Rev. (University of Maryland Medical System), FGIC, 7s, 2017	1,840	1,911,374
Maryland Health & Higher Education Facilities Authority Rev. (University of Maryland Medical System), FGIC, 6.5s, 2021	1,000	1,015,810
Morgan, MD, State University Academic & Auxiliary Facilities & Fees Rev., MBIA, 0s, 2006	1,135	861,022
Morgan, MD, State University Academic & Auxiliary Facilities & Fees Rev., MBIA, 0s, 2008	1,400	955,906
Prince George's County, MD, Hospital Rev. (Dimensions Health Corp.), 7.25s, 2017	2,000	2,130,760
Puerto Rico Aqueduct & Sewer Authority Rev., 10.25s, 2009	470	595,570
Puerto Rico Electric Power Authority Rev., 7s, 2011	1,000	1,041,800
Washington, MD, Suburban Sanitation District, 6.9s, 2013	1,045	1,082,693
		$15,194,616
Electric and Gas Utility Revenue – 2.2%		
Guam Power Authority Rev., AMBAC, 6.236s, 2015 ‡‡ †	$1,680	$ 1,692,701
Puerto Rico Electric Power Authority, Power Rev., FSA, 6.92s, 2015 ‡‡ †	1,400	1,416,772
		$ 3,109,473
Health Care Revenue – 4.7%		
Berlin, MD, Hospital Rev. (Atlantic General Hospital), 8.375s, 2022	$1,287	$ 1,297,034
Maryland Health & Higher Education Facilities Authority Rev. (Bradford Oaks Center), 6.375s, 2027	1,500	1,233,030
Maryland Health & Higher Education Facilities Authority Rev. (Catholic Health Initiatives), 6s, 2020	1,000	1,017,120
Maryland Health & Higher Education Facilities Authority Rev. (Doctors Community Hospital), 5.5s, 2024	1,000	790,090
Maryland Health & Higher Education Facilities Authority Rev. (Johns Hopkins Hospital), 0s, 2010	2,000	1,165,280
Maryland Health & Higher Educational Facilities Authority Rev. (University Maryland Medical), 6.625s, 2020	1,000	1,027,970
		$ 6,530,524
Industrial Revenue (Corporate Guarantee) – 2.2%		
Baltimore, MD, Port Facilities Rev. (DuPont (E.I.) de Nemours), 6.5s, 2011	$1,500	$ 1,573,755
Northeast Maryland Waste Disposal Authority Resources Recovery Rev. (Baltimore Resco Retrofit), 5s, 2012	1,000	837,990
Upper Potomac, MD, River Commission, Pollution Control Rev. (Westvaco), 10.5s, 2004	150	150,690

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – continued		
Upper Potomac, MD, River Commission, Pollution Control Rev. (Westvaco), 9.125s, 2015	$ 500	$ 504,120
		$ 3,066,555
Insured Health Care Revenue – 4.6%		
Maryland Health & Higher Education Facilities Authority Rev. (Frederick Memorial Hospital), FGIC, 5.25s, 2013	$ 2,850	$ 2,851,454
Maryland Health & Higher Education Facilities Authority Rev. (Upper Chesapeake Hospital), FSA, 5.5s, 2020	2,000	1,950,920
Maryland Industrial Development Finance Authority, Economic Development Rev. (Bon Secours Health System), FSA, 7.366s, 2022 ‡‡	1,400	1,524,306
		$ 6,326,680
Multi-Family Housing Revenue – 3.6%		
Baltimore, MD, City Housing, FHA, 7.75s, 2009	$ 780	$ 786,825
Baltimore, MD, City Housing, FNMA, 7.25s, 2023	1,175	1,176,598
Maryland Community Development Administration, 7.375s, 2021	330	338,887
Maryland Community Development Administration, 0s, 2032	11,605	1,006,618
Maryland Community Development Administration, 7.8s, 2032	1,190	1,215,858
Montgomery County, MD, Housing Opportunities Commission, 7.375s, 2032	440	451,867
		$ 4,976,653
Sales and Excise Tax Revenue – 1.3%		
Territory of Virgin Islands, Public Finance Authority, 5.875s, 2018	$ 1,000	$ 936,030
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2022	1,000	912,550
		$ 1,848,580
Single Family Housing Revenue – 8.0%		
Maryland Community Development Administration, 5.875s, 2016	$ 1,845	$ 1,891,402
Maryland Community Development Administration, 6.05s, 2020	1,000	1,007,460
Maryland Community Development Administration, 6.2s, 2020	2,500	2,540,775
Maryland Community Development Administration, 7.3s, 2025	760	777,305
Maryland Community Development Administration, 6.75s, 2026	2,235	2,310,319
Prince George's County, MD. Housing Authority Rev., GNMA\FNMA, 5.375s, 2018 4.8s to 2000, 5.375s to 2018	995	978,682
Prince George's County, MD. Housing Authority Rev., "A", 6s, 2032	1,500	1,648,635
		$11,154,578
Solid Waste Revenue – 5.6%		
Northeast Maryland, Waste Disposal Authority (Montgomery County), 6s, 2006	$ 1,100	$ 1,154,516
Northeast Maryland, Waste Disposal Authority (Montgomery County), MBIA, 6.3s, 2016	2,000	2,063,280
Northeast Maryland Waste Disposal Authority (Southwest County Resource Recovery), MBIA, 7.2s, 2005	1,000	1,092,100

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Solid Waste Revenue – continued		
Prince George's County, MD (Solid Waste Management), FSA, 5.25s, 2013	$3,500	$ 3,476,130
		$ 7,786,026
Turnpike Revenue – 0.8%		
Puerto Rico Highway & Transportation Authority, 5.5s, 2013	$1,000	$ 1,043,450
Universities – 12.2%		
Annapolis, MD, Economic Development Rev. (St. John's College), 5.5s, 2018	$ 750	$ 707,992
Maryland Economic Development Corp., Student Housing Rev. (Salibury), 6s, 2019	1,000	998,650
Maryland Economic Development Corp., Student Housing Rev. (Towson Sera), 5.75s, 2029	1,000	917,460
Maryland Health & Higher Education Facilities Authority Rev. (John Hopkins University), 5.125s, 2020	6,000	5,640,420
Maryland Health & Higher Education Facilities Authority Rev. (John Hopkins University), 5.625s, 2027	1,400	1,397,158
Maryland Health & Higher Education Facilities Authority Rev. (Loyola College), MBIA, 5.5s, 2016	3,000	3,011,640
Maryland Health & Higher Education Facilities Authority Rev. (Mercy Medical Center), FSA, 5.625s, 2017	1,800	1,803,726
Morgan, MD, State University, Academic & Auxiliary Facilities Rev., MBIA, 6.05s, 2015	1,500	1,616,865
University of Maryland, Auxillary Facilities & Tuition Rev., 0s, 2004	1,000	828,480
		$ 16,922,391
Water and Sewer Utility Revenue – 6.0%		
Baltimore, MD, Wastewater Rev., FGIC, 6s, 2015	$1,000	$ 1,072,830
Baltimore, MD, Wastewater Rev., MBIA, 5.65s, 2020 ‡‡	2,000	2,025,600
Baltimore, MD, Wastewater Rev., MBIA, 6.613s, 2020 ‡‡	3,000	3,087,870
Washington Suburban San District Maryland, General Construction, 5.25s, 2018	1,060	1,032,398
Washington Suburban San District Maryland, General Construction, 5.25s, 2019	1,120	1,086,097
		$ 8,304,795
Other – 5.0%		
Baltimore County, MD, 5.375s, 2013	$1,600	$ 1,602,832
Maryland Industrial Development Finance Authority (American Center for Physics), 6.625s, 2017	1,500	1,535,790
Maryland Industrial Development Finance Authority (YMCA/Baltimore), 8s, 2012	2,825	3,075,041
Maryland Industrial Development Finance Authority (YMCA/Baltimore), 8.25s, 2012	755	783,077
		$ 6,996,740
Total Municipal Bonds (Identified Cost, $132,382,572)		$136,670,684

Floating Rate Demand Notes – 0.3%

Issuer	Principal Amount (000 Omitted)	Value
Sevier County, TN, Public Building Authority, due 10/05/00, at Amortized Cost and Value	$400	$ 400,000
Total Investments (Identified Cost, $132,782,572)		$137,070,684
Other Assets, Less Liabilities – 1.4%		1,993,459
Net assets – 100.0%		$139,064,143

See portfolio footnotes and notes to financial statements.

MFS MASSACHUSETTS MUNICIPAL BOND FUND

Municipal Bonds – 98.5%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 19.1%		
Belmont, MA, 5s, 2015	$2,165	$ 2,076,668
Boston, MA, 5.75s, 2019	3,745	3,802,111
Brookline MA, 5.375s, 2019	2,000	1,964,140
Commonwealth of Massachusetts, MBIA, 7.5s, 2004	2,850	3,062,240
Commonwealth of Massachusetts, 0s, 2004	1,080	883,526
Commonwealth of Massachusetts, 6s, 2013	125	134,401
Commonwealth of Massachusetts, 6s, 2015	3,000	3,190,800
Commonwealth of Massachusetts, 5.875s, 2017	1,000	1,039,980
Dudley-Charlton, MA, RITES, Regional School District, FGIC, 6.241s, 2015 ‡‡†	1,365	1,348,934
Dudley-Charlton, MA, RITES, Regional School District, FGIC, 6.241s, 2016 ‡‡†	1,430	1,412,568
Dudley-Charlton, MA, RITES, Regional School District, FGIC, 6.241s, 2018 ‡‡†	1,565	1,502,400
Fitchburg, MA, MBIA, 5s, 2015	1,000	964,880
Holyoke, MA, 8s, 2001	55	55,781
Lawrence, MA, AMBAC, 9.75s, 2002	250	268,035
Lowell, MA, 8.4s, 2009	1,000	1,030,090
Lynn, MA, AMBAC, 5.125s, 2018	3,690	3,488,194
Massachusetts, Consolidated Loan Series B, 5.625s, 2018	2,000	2,008,440
Massachusetts, Consolidated Loan Series B, 5.75s, 2020	1,000	1,015,710
Middleborough, MA, FGIC, 5.6s, 2014	75	77,371
Narragansett, MA, Regional School District, AMBAC, 6s, 2019	1,720	1,794,012
Northbridge, MA, 7.6s, 2001	125	127,835
Springfield, MA, Municipal Purpose Loan, FSA, 6.25s, 2019	2,100	2,230,032
Sutton, MA, MBIA, 5.5s, 2017	1,000	1,001,280
Sutton, MA, MBIA, 5.5s, 2019	1,000	993,010
Tantasqua, MA, Regional School District, FSA, 5.375s, 2016	2,000	1,983,660
Westford, MA, FGIC, 5.25s, 2020	2,250	2,157,052
Weymouth, MA, Municipal Purpose Loan, MBIA, 5.375s, 2020	1,250	1,210,488
Worcester, MA, FSA, 6s, 2016	3,155	3,340,577
		$44,164,215
State and Local Appropriation – 10.7%		
Massachusetts Bay Transport Authority, RITES, Pennsylvania 675A 1, 8.161s, 2016 ‡‡†	$4,835	$ 5,716,614
Massachusetts Bay Transportation Authority, 7s, 2021,	5,000	5,840,750
Massachusetts Bay Transportation Authority, Assmnt Series A, 5.75s, 2018	3,780	3,859,758
Massachusetts Bay Transportation Authority (General Transportation Systems), 6.2s, 2016	400	435,736
Plymouth County, MA, Correctional Facilities, AMBAC, 5.125s, 2018 †	5,000	4,659,200
Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2016 ‡‡†	2,500	2,654,550
Route 3 North Transport Improvement Associates, MBIA, 5.75s, 2017	100	102,330
Route 3 North Transport Improvement Associates, MBIA, 5.625s, 2020	1,500	1,497,105
		$24,766,043
Refunded and Special Obligations – 17.1%		
Commonwealth of Massachusetts, ETM, 0s, 2004	$8,170	$ 6,712,962
Commonwealth of Massachusetts, ETM, 0s, 2005	2,000	1,579,400
Commonwealth of Massachusetts, ETM, 0s, 2005	2,000	1,553,980

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – continued		
Commonwealth of Massachusetts, AMBAC, 6.75s, 2001	$2,350	$ 2,441,368
Commonwealth of Massachusetts, FGIC, ETM, 7s, 2009	1,150	1,323,800
Commonwealth of Massachusetts, Water Resources Authority, MBIA, 5.25s, 2004	50	52,177
Greater Lawrence, MA, San District, MBIA, 5.625s, 2020	1,940	1,943,162
Haverhill, MA, FGIC, 7s, 2002	1,250	1,325,275
Holyoke, MA, MBIA, 8s, 2001	1,500	1,537,050
Holyoke, MA, MBIA, 8.1s, 2002	500	543,215
Mansfield, MA, FSA, 5.375s, 2017	1,170	1,155,890
Martha's Vineyard, MA, Land Bank (Land Acquisition), 8.125s, 2001	3,200	3,304,192
Massachusetts Health & Education Facilities Authority (Fairview Extended Care Facility), 10.25s, 2001	2,000	2,086,780
Massachusetts Health & Education Facilities Authority (Massachusetts Eye & Ear Infirmary), 7.375s, 2001	3,000	3,122,220
Massachusetts Health & Education Facilities Authority (New England Deaconess Hospital), 6.875s, 2002	2,350	2,476,430
Massachusetts Industrial Finance Agency (Curry College), 8s, 2004	470	535,969
Massachusetts Industrial Finance Agency (Curry College), 8s, 2004	1,720	1,949,689
Massachusetts Industrial Finance Agency (Dexter School), 7.5s, 2001	1,430	1,483,553
Massachusetts Industrial Finance Agency (Emerson College), 8.9s, 2001	1,000	1,030,310
Massachusetts Industrial Finance Agency (Vinfen Corp.), 7.1s, 2003	635	692,709
Massachusetts Port Authority, ETM, 12.75s, 2002	230	247,016
Massachusetts Port Authority, ETM, 13s, 2013	780	1,220,965
Nantucket Island, MA, Land Bank, 7.75s, 2001	1,200	1,252,584
		$39,570,696
Airport and Port Revenue – 5.8%		
Massachusetts Port Authority (USAIR), MBIA, 5.625s, 2011	$1,140	$ 1,173,334
Massachusetts Port Authority, 5s, 2015	5,600	5,323,080
Massachusetts Port Authority, 6s, 2015	900	951,003
Massachusetts Port Authority, 6.125s, 2017	1,460	1,548,724
Massachusetts Port Authority (US Airways), MBIA, 5.875s, 2016	1,900	1,933,934
Puerto Rico Ports Authority (American Airlines), 6.3s, 2023	2,370	2,388,533
		$13,318,608
Health Care Revenue – 9.4%		
Boston, MA, Industrial Development Finance Authority Rev. (Stonehedge Convalescent Center), 10.75s, 2011	$ 570	$ 578,915
Massachusetts Health & Education Facilities Authority (Caritas Christi), 5.7s, 2015	980	858,108
Massachusetts Health & Education Facilities Authority (Children's Hospital), 6.125s, 2012	2,285	2,343,770
Massachusetts Health & Education Facilities Authority (Jordan Hospital), 5.25s, 2018	2,555	2,069,371
Massachusetts Health & Education Facilities Authority (North Adams Regional Hospital), 6.625s, 2018	975	907,530

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – continued		
Massachusetts Health & Education Facilities Authority (South Shore Hospital), 5.625s, 2019	$1,970	$ 1,833,420
Massachusetts Industrial Finance Agency (Beverly Enterprises), 8.375s, 2009	4,040	4,232,950
Massachusetts Industrial Finance Agency (Evanswood), 7.625s, 2014	1,200	636,000
Massachusetts Industrial Finance Agency (Massachusetts Biomedical Research), 0s, 2004	5,000	4,144,000
Massachusetts Industrial Finance Agency (Massachusetts Biomedical Research), 0s, 2010	5,300	3,130,286
Massachusetts Industrial Finance Agency (Needham/Hamilton House), 11s, 2010	400	411,300
Massachusetts Industrial Finance Agency (WNR, Inc.), 9s, 2023	920	736,000
		$21,881,650
Industrial Revenue (Corporate Guarantee) – 1.5%		
Massachusetts Development Finance Agency (Springfield Resources Recovery), 5.625s, 2019	$1,675	$ 1,589,893
Massachusetts Industrial Finance Agency (Welch Foods, Inc.), 5.6s, 2017	1,700	1,587,188
Springfield, MA, Industrial Development Finance Agency (Terminal Building), 8s, 2001	279	279,271
		$ 3,456,352
Insured Health Care Revenue – 1.6%		
Boston, MA, Industrial Development Finance Authority Rev. (Alzheimers Center), FHA, 5.5s, 2012	$ 660	$ 658,733
Massachusetts Health & Education Facilities Authority (Newton Wellesley College), MBIA, 6.125s, 2015	1,000	1,052,200
Massachusetts Health & Education Facilities Authority (Partners Healthcare), MBIA, 5.375s, 2018	2,000	1,908,160
		$ 3,619,093
Multi-Family Housing Revenue – 1.1%		
Massachusetts Housing Finance Agency, FNMA, 6.9s, 2025	$1,700	$ 1,785,357
Somerville, MA, Housing Authority Rev. (Clarendon Hill), GNMA, 7.85s, 2010	840	858,522
		$ 2,643,879
Sales and Excise Tax Revenue – 3.0%		
Commonwealth of Massachusetts, 5s, 2017	$3,050	$ 2,871,453
Territory of Virgin Islands, Public Finance Authority, 5.875s, 2018	1,520	1,422,766
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2022	2,950	2,692,022
		$ 6,986,241
Single Family Housing Revenue – 2.5%		
Massachusetts Housing Finance Agency, 6.6s, 2026	$ 815	$ 837,258
Massachusetts Housing Finance Agency, Amt Single Family Series 79, FSA, 5.85s, 2021	2,000	1,975,920
Massachusetts Industrial Finance Agency, MBIA, 6.35s, 2022	2,880	2,944,425
		$ 5,757,603

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Solid Waste Revenue – 1.2%		
Massachusetts Development Finance Agency, Resource Recovery Rev. (Waste Management, Inc.), 6.9s, 2029	$ 975	$ 993,652
Massachusetts Industrial Finance Agency (Ogden Haverhill), 5.5s, 2013	25	22,996
Massachusetts Industrial Finance Agency (Ogden Haverhill), 5.6s, 2019	2,000	1,753,480
		$2,770,128
Universities – 20.3%		
Commonwealth of Massachusetts, College Building, MBIA, 5.625s, 2016	$1,650	$1,678,809
Massachusetts Development Finance Agency, Visual & Performing Arts Project, 6s, 2015	1,135	1,204,734
Massachusetts Development Finance Agency (Higher Education Smith College), 5.375s, 2016	1,335	1,326,910
Massachusetts Development Finance Agency (Higher Education Smith College), 5.5s, 2017	1,310	1,309,293
Massachusetts Development Finance Agency Rev. (Eastern Nazarine College), 5.625s, 2019	1,750	1,607,515
Massachusetts Development Finance Agency Rev. (Suffolk University), 5.75s, 2019	1,000	962,030
Massachusetts Development Finance Agency Rev. (Suffolk University), 5.85s, 2029	1,000	962,320
Massachusetts Development Finance Agency Rev. (Williston Northampton School), 6.5s, 2028	1,000	932,500
Massachusetts Development Finance Agency Rev. (Xaverian Brothers High School), 5.55s, 2019	1,000	959,280
Massachusetts Development Finance Agency Rev. (Xaverian Brothers High School), 5.65s, 2029	1,000	932,870
Massachusetts Health & Education Facilities Authority (Boston College), 5.25s, 2018	3,500	3,366,685
Massachusetts Health & Education Facilities Authority (Boston College), 5.25s, 2023	4,350	4,081,126
Massachusetts Health & Education Facilities Authority (Learning Center for Deaf Children), 6.1s, 2019	1,000	942,000
Massachusetts Health & Education Facilities Authority (Simmons College), AMBAC, 6.05s, 2020	1,745	1,824,118
Massachusetts Health & Education Facilities Authority (University of Massachusetts), FGIC, 5.75s, 2019	2,395	2,425,105
Massachusetts Health & Education Facilities Authority (University of Massachusetts), FGIC, 5.85s, 2020	1,300	1,325,844
Massachusetts Health & Education Facilities Authority (Wheaton College), 5.25s, 2019	1,000	941,750
Massachusetts Health & Educational Authority, University MA Project Series A, FGIC, 5.625s, 2018	2,170	2,178,767
Massachusetts Health & Educational Authority, Wheelock College Series B, MBIA, 5.5s, 2021	3,525	3,460,281
Massachusetts Industrial Finance Agency, Education Dana Hall School Issue, 5.9s, 2027	1,330	1,254,908
Massachusetts Industrial Finance Agency (Belmont Hill School), 5.625s, 2020	1,150	1,120,940
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2004	1,000	825,250

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Universities – continued		
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2005	$1,000	$ 783,320
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2009	1,000	632,350
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2010	1,000	596,910
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2011	500	280,435
Massachusetts Industrial Finance Agency (Concord Academy), 5.5s, 2027	1,950	1,775,436
Massachusetts Industrial Finance Agency (Groton School), 5s, 2018	3,060	2,859,968
Massachusetts Industrial Finance Agency (Lesley College), CONNIE LEE, 6.3s, 2025	2,000	2,076,140
Massachusetts Industrial Finance Agency (Tabor Academy), 5.4s, 2018	900	824,949
Massachusetts Industrial Finance Agency (Western New England College), AMBAC, 5s, 2018	1,555	1,436,898
		$ 46,889,441
Water and Sewer Utility Revenue – 4.7%		
Massachusetts Water Resources Authority, FGIC, 6s, 2021	$1,000	$ 1,041,710
Massachusetts Water Resources Authority, RITES, FGIC, 8.613s, 2019 ‡‡†	4,010	4,978,736
Massachusetts Water Pollution Abatement, 5.75s, 2017	1,000	1,020,490
Massachusetts Water Resources Authority, AMBAC, 5.25s, 2015	1,500	1,490,265
Massachusetts Water Resources Authority, MBIA, 5s, 2016	1,000	947,300
Massachusetts Water Resources Authority, MBIA, 5.25s, 2020	1,535	1,452,571
		$ 10,931,072
Other – 0.5%		
Rail Connections, Inc., MA (Route 128 Parking Garage), 6s, 2012	$ 500	$ 507,410
Rail Connections, Inc., MA (Route 128 Parking Garage), 6s, 2013	500	503,425
Rail Connections, Inc., MA (Route 128 Parking Garage), 6s, 2014	250	249,740
		$ 1,260,575
Total Investments (Identified Cost, $224,817,162)		$228,015,596
Other Assets, Less Liabilities – 1.5%		3,489,402
Net assets – 100.0%		$231,504,998

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:
‡‡Inverse floating rate security.
†Restricted security.
###Security segregated as collateral for an open futures contract.

Financial Statements

Statements of Assets and Liabilities (Unaudited)

September 30, 2000	Alabama Fund	Arkansas Fund	California Fund
Assets:			
Investments –			
Identified cost	$83,936,207	$117,252,975	$252,828,120
Unrealized appreciation	1,499,924	3,919,500	9,766,298
Total investments, at value	$85,436,131	$121,172,475	$262,594,418
Cash	35,701	15,058	846,892
Receivable for daily variation margin on open futures contracts	—	3,937	—
Receivable for investments sold	344,300	12,174	1,212,981
Receivable for fund shares sold	192,408	26,388	173,171
Interest receivable	1,477,643	1,782,179	3,223,413
Other assets	1,093	1,834	3,606
Total assets	$87,487,276	$123,014,045	$268,054,481
Liabilities:			
Distributions payable	$ 214,104	$ 265,696	$ 612,457
Payable for investments purchased	496,007	—	1,016,881
Payable for fund shares reacquired	1,666,146	174,967	551,545
Payable for when-issued investments purchased	—	2,530,750	
Payable to affiliates –			
Management fee	1,662	2,305	5,103
Shareholder servicing agent fee	475	658	1,458
Distribution and service fee	1,634	4,375	25,129
Administrative fee	83	115	255
Accrued expenses and other liabilities	57,903	61,839	104,958
Total liabilities	$ 2,438,014	$ 3,040,705	$ 2,317,786
Net assets	$85,049,262	$119,973,340	$265,736,695
Net assets consist of:			
Paid-in capital	$83,581,575	$122,503,131	$261,381,712
Unrealized appreciation on investments	1,499,924	3,865,687	9,766,298
Accumulated net realized loss on investments	(261,391)	(6,519,343)	(5,578,545)
Accumulated undistributed net investment income	229,154	123,865	167,230
Total	$85,049,262	$119,973,340	$265,736,695
Shares of beneficial interest outstanding:			
Class A	7,318,945	11,424,001	33,904,510
Class B	1,075,870	947,115	10,976,207
Class C	—	—	2,390,003
Total shares of beneficial interest outstanding	8,394,815	12,371,116	47,270,720
Net assets:			
Class A	$74,146,641	$110,779,980	$190,583,663
Class B	10,902,621	9,193,360	61,693,696
Class C	—	—	13,459,336
Total net assets	$85,049,262	$119,973,340	$265,736,695
Class A shares:			
Net asset value per share			
(net assets ÷ shares of beneficial interest outstanding)	$10.13	$ 9.70	$5.62
Offering price per share (100 ÷ 95.25 of net asset value per share)	$10.64	$10.18	$5.90
Class B shares:			
Net asset value and offering price per share			
(net assets ÷ shares of beneficial interest outstanding)	$10.13	$ 9.71	$5.62
Class C shares:			
Net asset value and offering price per share			
(net assets ÷ shares of beneficial interest outstanding)	—	—	$5.63

On sales of $100,000 or more, the offering price of Class A shares is reduced.
A contingent deferred sales charge may be imposed on redemptions of Class A, Class B and Class C shares.

See notes to financial statements.

Financial Statements – continued

Statements of Assets and Liabilities (Unaudited) – continued

September 30, 2000	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Assets:				
Investments –				
Identified cost	$78,150,721	$60,939,148	$132,782,572	$224,817,162
Unrealized appreciation	1,019,840	1,719,451	4,288,112	3,198,434
Total investments, at value	$79,170,561	$62,658,599	$137,070,684	$228,015,596
Cash	83,124	76,553	98,395	49,692
Receivable for daily variation margin on open futures contracts	—	469	—	—
Receivable for investments sold	60,000	65,405	195,624	5,138,800
Receivable for fund shares sold	124,593	210,648	30,707	70,353
Interest receivable	1,614,109	1,047,941	2,065,331	4,073,354
Other assets	1,282	947	1,979	3,386
Total assets	$81,053,669	$64,060,562	$139,462,720	$237,351,181
Liabilities:				
Distributions payable	$ 219,877	$ 126,269	$ 259,395	$ 545,851
Payable for daily variation margin on open futures contracts	—	—	—	3,375
Payable for investments purchased	—	—	—	5,146,262
Payable for fund shares reacquired	129,613	74,549	53,531	56,315
Payable to affiliates –				
Management fee	1,550	1,224	2,668	4,442
Shareholder servicing agent fee	442	350	762	1,269
Distribution and service fee	1,416	1,534	3,607	5,437
Administrative fee	77	61	133	222
Accrued expenses and other liabilities	64,398	64,586	78,481	83,010
Total liabilities	$ 417,373	$ 268,573	$ 398,577	$ 5,846,183
Net assets	$80,636,296	$63,791,989	$139,064,143	$231,504,998
Net assets consist of:				
Paid-in capital	$85,425,963	$63,383,033	$138,874,142	$230,603,841
Unrealized appreciation on investments	1,019,840	1,713,044	4,288,112	3,198,997
Accumulated net realized loss on investments	(5,845,346)	(1,269,680)	(4,025,573)	(2,318,010)
Accumulated undistributed (distributions in excess of) net investment income	35,839	(34,408)	(72,538)	20,170
Total	$80,636,296	$63,791,989	$139,064,143	$231,504,998
Shares of beneficial interest outstanding:				
Class A	6,429,077	4,594,547	10,340,913	19,085,671
Class B	2,006,058	1,547,551	2,414,891	2,617,648
Total shares of beneficial interest outstanding	8,435,135	6,142,098	12,755,804	21,703,319
Net assets:				
Class A	$61,463,116	$47,713,278	$112,750,972	$203,564,039
Class B	19,173,180	16,078,711	26,313,171	27,940,959
Total net assets	$80,636,296	$63,791,989	$139,064,143	$231,504,998
Class A shares:				
Net asset value per share (net assets ÷ shares of beneficial interest outstanding)	$ 9.56	$10.38	$10.90	$10.67
Offering price per share (100 ÷ 95.25 of net asset value per share)	$10.04	$10.90	$11.45	$11.20
Class B shares:				
Net asset value and offering price per share (net assets ÷ shares of beneficial interest outstanding)	$ 9.56	$10.39	$10.90	$10.67

On sales of $100,000 or more, the offering price of Class A shares is reduced.
A contingent deferred sales charge may be imposed on redemptions of Class A and Class B shares.

See notes to financial statements.

Financial Statements – continued

Statements of Operations (Unaudited)

Six Months Ended September 30, 2000	Alabama Fund	Arkansas Fund	California Fund
Net investment income:			
Interest income	$2,613,304	$3,541,552	$ 7,646,473
Expenses –			
Management fee	$ 232,182	$ 326,587	$ 731,497
Trustees' compensation	9,737	10,882	11,024
Shareholder servicing agent fee	42,305	59,503	133,063
Distribution and service fee (Class A)	92,267	54,901	96,497
Distribution and service fee (Class B)	53,974	40,565	266,856
Distribution and service fee (Class C)	—	—	62,684
Administrative fee	7,403	10,413	23,286
Custodian fee	16,737	23,767	48,621
Printing	2,672	6,629	12,768
Postage	1,336	2,096	3,108
Auditing fees	15,717	14,800	14,852
Legal fees	1,257	—	—
Miscellaneous	15,970	26,445	33,769
Total expenses	$ 491,557	$ 576,588	$ 1,438,025
Fees paid indirectly	(7,286)	(20,975)	(18,345)
Reduction of expenses by investment adviser	(84,117)	(118,327)	(397,818)
Net expenses	$ 400,154	$ 437,286	$ 1,021,862
Net investment income	$2,213,150	$3,104,266	$ 6,624,611
Realized and unrealized gain (loss) on investments:			
Realized gain (loss) (identified cost basis) –			
Investment transactions	$ 18,121	$ (83,592)	$(1,344,857)
Futures contracts	(10,953)	338,326	28,597
Net realized gain (loss) on investments	$ 7,168	$ 254,734	$(1,316,260)
Change in unrealized appreciation (depreciation) –			
Investments	$1,153,994	$ 962,642	$ 6,502,037
Futures contracts	(60,307)	(110,089)	(236,159)
Net unrealized gain on investments	$1,093,687	$ 852,553	$ 6,265,878
Net realized and unrealized gain on investments	$1,100,855	$1,107,287	$ 4,949,618
Increase in net assets from operations	$3,314,005	$4,211,553	$11,574,229

See notes to financial statements.

Financial Statements – continued

Statements of Operations (Unaudited) – continued

Six Months Ended September 30, 2000	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Net investment income:				
Interest income	$2,419,836	$1,868,935	$4,158,776	$7,138,252
Expenses –				
Management fee	$ 223,829	$ 173,333	$ 384,411	$ 637,285
Trustees' compensation	11,073	10,854	11,040	11,079
Shareholder servicing agent fee	40,774	31,580	70,029	116,100
Distribution and service fee (Class A)	—	59,767	199,008	359,814
Distribution and service fee (Class B)	78,159	76,725	131,693	132,957
Administrative fee	7,135	5,526	12,255	20,317
Custodian fee	19,514	16,521	28,843	44,310
Printing	4,194	3,731	10,717	1,729
Postage	2,072	1,384	2,612	3,470
Auditing fees	14,766	14,812	15,327	15,245
Legal fees	2,566	—	191	5,420
Miscellaneous	12,920	13,849	33,369	29,667
Total expenses	$ 417,002	$ 408,082	$ 899,495	$1,377,393
Fees paid indirectly	(6,279)	(7,187)	(21,443)	(13,339)
Reduction of expenses by investment adviser	(81,123)	(62,804)	(139,310)	(230,937)
Net expenses	$ 329,600	$ 338,091	$ 738,742	$1,133,117
Net investment income	$2,090,236	$1,530,844	$3,420,034	$6,005,135
Realized and unrealized gain (loss) on investments:				
Realized gain (loss) (identified cost basis) –				
Investment transactions	$ 124,963	$ (167,057)	$ (143,690)	$ 312,687
Futures contracts	31,947	22,133	(110,757)	108,379
Net realized gain (loss) on investments	$ 156,910	$ (144,924)	$ (254,447)	$ 421,066
Change in unrealized appreciation (depreciation) –				
Investments	$ 632,541	$ 911,989	$1,485,112	$1,319,935
Futures contracts	(38,123)	(6,407)	(151,594)	(105,254)
Net unrealized gain on investments	$ 594,418	$ 905,582	$1,333,518	$1,214,681
Net realized and unrealized gain on investments	$ 751,328	$ 760,658	$1,079,071	$1,635,747
Increase in net assets from operations	$2,841,564	$2,291,502	$4,499,105	$7,640,882

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets (Unaudited)

Six Months Ended September 30, 2000	Alabama Fund	Arkansas Fund	California Fund
Increase (decrease) in net assets:			
From operations –			
Net investment income	$ 2,213,150	$ 3,104,266	$ 6,624,611
Net realized gain (loss) on investments	7,168	254,734	(1,316,260)
Net unrealized gain on investments	1,093,687	852,553	6,265,878
Increase in net assets from operations	$ 3,314,005	$ 4,211,553	$ 11,574,229
Distributions declared to shareholders –			
From net investment income (Class A)	$ (1,976,438)	$ (2,859,270)	$ (5,023,608)
From net investment income (Class B)	(248,647)	(203,784)	(1,338,513)
From net investment income (Class C)	—	—	(267,734)
Total distributions declared to shareholders	$ (2,225,085)	$ (3,063,054)	$ (6,629,855)
Fund share (principal) transactions –			
Net proceeds from sale of shares	$ 4,856,054	$ 10,143,977	$ 31,816,170
Net asset value of shares issued to shareholders in reinvestment of distributions	959,088	1,455,465	3,200,612
Cost of shares reacquired	(5,516,702)	(9,112,679)	(41,901,481)
Net increase (decrease) in net assets from fund share transactions	$ 298,440	$ 2,486,763	$ (6,884,699)
Total increase (decrease) in net assets	$ 1,387,360	$ 3,635,262	$ (1,940,325)
Net assets:			
At beginning of period	83,661,902	116,338,078	267,677,020
At end of period	$85,049,262	$119,973,340	$265,736,695
Accumulated undistributed net investment income included in net assets at end of period	$ 229,154	$ 123,865	$ 167,230

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets (Unaudited) – continued

Six Months Ended September 30, 2000	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 2,090,236	$ 1,530,844	$ 3,420,034	$ 6,005,135
Net realized gain (loss) on investments	156,910	(144,924)	(254,447)	421,066
Net unrealized gain on investments	594,418	905,582	1,333,518	1,214,681
Increase in net assets from operations	$ 2,841,564	$ 2,291,502	$ 4,499,105	$ 7,640,882
Distributions declared to shareholders –				
From net investment income (Class A)	$ (1,652,630)	$(1,202,798)	$ (2,814,873)	$ (5,516,018)
From net investment income (Class B)	(441,192)	(327,749)	(566,396)	(625,570)
Total distributions declared to shareholders	$ (2,093,822)	$(1,530,547)	$ (3,381,269)	$ (6,141,588)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 5,072,607	$ 3,349,399	$ 3,939,345	$ 7,212,062
Net asset value of shares issued to shareholders in reinvestment of distributions	736,078	766,968	1,794,440	2,782,279
Cost of shares reacquired	(10,026,872)	(3,916,535)	(9,589,745)	(12,959,487)
Net increase (decrease) in net assets from fund share transactions	$ (4,218,187)	$ 199,832	$ (3,855,960)	$ (2,965,146)
Total increase (decrease) in net assets	$ (3,470,445)	$ 960,787	$ (2,738,124)	$ (1,465,852)
Net assets:				
At beginning of period	84,106,741	62,831,202	141,802,267	232,970,850
At end of period	$ 80,636,296	$63,791,989	$139,064,143	$231,504,998
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 35,839	$ (34,408)	$ (72,538)	$ 20,170

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets – continued

Year Ended March 31, 2000	Alabama Fund	Arkansas Fund	California Fund
Increase (decrease) in net assets:			
From operations –			
Net investment income	$ 4,389,130	$ 6,384,894	$ 14,136,039
Net realized gain (loss) on investments	(261,297)	100,225	1,627,215
Net unrealized loss on investments	(5,094,879)	(7,203,019)	(21,542,783)
Decrease in net assets from operations	$ (967,046)	$ (717,900)	$ (5,779,529)
Distributions declared to shareholders –			
From net investment income (Class A)	$ (3,861,217)	$ (5,925,715)	$(10,614,498)
From net investment income (Class B)	(528,444)	(415,186)	(2,636,701)
From net investment income (Class C)	—	—	(432,554)
From net realized gain on investments (Class A)	(848,799)	—	—
From net realized gain on investments (Class B)	(138,597)	—	—
In excess of net realized gain on investments (Class A)	(398)	—	—
In excess of net realized gain on investments (Class B)	(65)	—	—
Total distributions declared to shareholders	$ (5,377,520)	$ (6,340,901)	$(13,683,753)
Fund share (principal) transactions –			
Net proceeds from sale of shares	$ 14,043,917	$ 6,862,514	$ 46,552,236
Net asset value of shares issued to shareholders in reinvestment of distributions	2,544,352	2,916,772	6,199,778
Cost of shares reacquired	(11,884,985)	(21,635,217)	(64,150,223)
Net increase (decrease) in net assets from fund share transactions	$ 4,703,284	$(11,855,931)	$(11,398,209)
Total decrease in net assets	$ (1,641,282)	$(18,914,732)	$(30,861,491)
Net assets:			
At beginning of period	85,303,184	135,252,810	298,538,511
At end of period	$ 83,661,902	$116,338,078	$267,677,020
Accumulated undistributed net investment income included in net assets at end of period	$ 241,089	$ 82,653	$ 172,474

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets – continued

Year Ended March 31, 2000	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 4,601,157	$ 3,221,640	$ 7,107,274	$ 13,017,749
Net realized gain (loss) on investments	946,715	(346,236)	(185,379)	1,131,509
Net unrealized loss on investments	(7,375,978)	(4,061,579)	(9,364,960)	(19,039,139)
Decrease in net assets from operations	$ (1,828,106)	$ (1,186,175)	$ (2,443,065)	$ (4,889,881)
Distributions declared to shareholders –				
From net investment income (Class A)	$ (3,669,012)	$ (2,583,113)	$ (5,853,013)	$(11,660,828)
From net investment income (Class B)	(941,229)	(631,737)	(1,176,743)	(1,191,178)
Total distributions declared to shareholders	$ (4,610,241)	$ (3,214,850)	$ (7,029,756)	$(12,852,006)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 25,972,017	$ 6,953,821	$ 11,535,855	$ 22,121,042
Net asset value of shares issued to shareholders in reinvestment of distributions	1,688,936	1,626,287	3,762,280	5,945,668
Cost of shares reacquired	(35,556,134)	(12,825,000)	(24,186,241)	(42,949,525)
Net decrease in net assets from fund share transactions	$ (7,895,181)	$ (4,244,892)	$ (8,888,106)	$(14,882,815)
Total decrease in net assets	$(14,333,528)	$ (8,645,917)	$(18,360,927)	$(32,624,702)
Net assets:				
At beginning of period	98,440,269	71,477,119	160,163,194	265,595,552
At end of period	$ 84,106,741	$ 62,831,202	$141,802,267	$232,970,850
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 39,425	$ (34,705)	$ (111,303)	$ 156,623

See notes to financial statements.

Financial Highlights

	Six Months Ended September 30, 2000	Year Ended March 31,				
Alabama Fund						
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$10.00	$10.76	$10.80	$10.48	$10.52	$10.34
Income from investment operations# –						
Net investment income§	$ 0.27	$ 0.54	$ 0.54	$ 0.55	$ 0.56	$ 0.55
Net realized and unrealized gain (loss) on investments	0.13	(0.64)	(0.01)	0.45	0.04	0.18
Total from investment operations	$ 0.40	$ (0.10)	$ 0.53	$ 1.00	$ 0.60	$ 0.73
Less distributions declared to shareholders –						
From net investment income	$ (0.27)	$ (0.54)	$ (0.54)	$ (0.55)	$ (0.55)	$ (0.55)
From net realized gain on investments	—	(0.12)	(0.03)	(0.13)	(0.09)	—
In excess of net realized gain on investments	—	(0.00)†††	—	—	—	—
Total distributions declared to shareholders	$ (0.27)	$ (0.66)	$ (0.57)	$ (0.68)	$ (0.64)	$ (0.55)
Net asset value – end of period	$10.13	$10.00	$10.76	$10.80	$10.48	$10.52
Total return‡	4.06%††	(0.82)%	5.03%	9.72%	5.82%	7.13%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.87%†	0.89%	0.95%	1.04%	1.10%	1.14%
Net investment income	5.34%†	5.28%	5.04%	5.12%	5.28%	5.18%
Portfolio turnover	7%	44%	23%	21%	22%	37%
Net assets at end of period (000 omitted)	$74,147	$72,736	$73,851	$75,538	$76,928	$82,484

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.26	$ 0.52	$ 0.53	$ 0.54	—	$ 0.54
Ratios (to average net assets):						
Expenses##	1.07%†	1.07%	1.07%	1.11%	—	1.24%
Net investment income	5.14%†	5.10%	4.92%	5.05%	—	5.08%

†Annualized.
††Not annualized.
†††Per share amount was less than $0.01.
 #Per share data are based on average shares outstanding.
##Ratios do not reflect reductions from certain expense offset arrangements.
 ‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Statements – continued

Financial Highlights

	Alabama Fund					
	Six Months Ended September 30, 2000	**Year Ended March 31,**				
		2000	**1999**	**1998**	**1997**	**1996**
	(Unaudited)					
	Class B					
Per share data (for a share outstanding throughout each period):						
Net asset value – beginning of period	$10.00	$10.76	$10.80	$10.48	$10.52	$10.34
Income from investment operations# –						
Net investment income§	$ 0.23	$ 0.46	$ 0.46	$ 0.47	$ 0.47	$ 0.46
Net realized and unrealized gain (loss) on investments	0.13	(0.64)	(0.01)	0.45	0.04	0.18
Total from investment operations	$ 0.36	$ (0.18)	$ 0.45	$ 0.92	$ 0.51	$ 0.64
Less distributions declared to shareholders –						
From net investment income	$ (0.23)	$ (0.46)	$ (0.46)	$ (0.47)	$ (0.47)	$ (0.46)
From net realized gain on investments	—	(0.12)	(0.03)	(0.13)	(0.08)	—
In excess of net realized gain on investments	—	(0.00)†††	—	—	—	—
Total distributions declared to shareholders	$ (0.23)	$ (0.58)	$ (0.49)	$ (0.60)	$ (0.55)	$ (0.46)
Net asset value – end of period	$10.13	$10.00	$10.76	$10.80	$10.48	$10.52
Total return‡	3.67%††	(1.56)%	4.25%	8.91%	4.98%	6.25%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.62%†	1.64%	1.69%	1.79%	1.90%	1.96%
Net investment income	4.59%†	4.53%	4.29%	4.36%	4.48%	4.34%
Portfolio turnover	7%	44%	23%	21%	22%	37%
Net assets at end of period (000 omitted)	$10,903	$10,926	$11,452	$8,074	$7,281	$6,139

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.22	$ 0.44	$ 0.45	$ 0.46	—	—
Ratios (to average net assets):						
Expenses##	1.82%†	1.82%	1.81%	1.86%	—	—
Net investment income	4.39%†	4.35%	4.17%	4.29%	—	—

†Annualized.
††Not annualized.
†††Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Statements – continued

Financial Highlights

	Arkansas Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data (for a share outstanding throughout each year):						
Net asset value – beginning of year	$ 9.61	$10.14	$10.18	$ 9.72	$ 9.75	$ 9.66
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Net realized and unrealized gain (loss) on investments	0.09	(0.53)	(0.04)	0.46	(0.03)	0.09
Total from investment operations	$ 0.34	$ (0.03)	$ 0.46	$ 0.96	$ 0.47	$ 0.59
Less distributions declared to shareholders –						
From net investment income	$(0.25)	$ (0.50)	$ (0.50)	$ (0.50)	$(0.50)	$(0.50)
In excess of net investment income	—	—	—	(0.00)†††	—	—
Total distributions declared to shareholders	$(0.25)	$ (0.50)	$ (0.50)	$ (0.50)	$(0.50)	$(0.50)
Net asset value – end of year	$ 9.70	$ 9.61	$10.14	$10.18	$ 9.72	$ 9.75
Total return‡	3.61%††	(0.24)%	4.60%	10.06%	4.87%	6.19%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.71%†	0.72%	0.77%	0.85%	0.92%	0.93%
Net investment income	5.29%†	5.14%	4.92%	4.97%	5.14%	5.10%
Portfolio turnover	6%	28%	12%	15%	9%	6%
Net assets at end of year (000 omitted)	$110,780	$107,111	$124,644	$134,072	$144,263	$172,907

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If these fees had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.24	$ 0.48	$ 0.49	$ 0.49	—	—
Ratios (to average net assets):						
Expenses##	0.91%†	0.90%	0.89%	0.92%	—	—
Net investment income	5.09%†	4.96%	4.80%	4.90%	—	—

†Annualized.
††Not annualized.
†††Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights

	Six Months Ended September 30, 2000	Year Ended March 31,				
Arkansas Fund		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each year):						
Net asset value – beginning of year	$ 9.62	$10.14	$10.18	$ 9.72	$ 9.75	$ 9.65
Income from investment operations# –						
Net investment income§	$ 0.22	$ 0.42	$ 0.43	$ 0.42	$ 0.42	$ 0.42
Net realized and unrealized gain (loss) on investments	0.08	(0.53)	(0.04)	0.46	(0.03)	0.10
Total from investment operations	$ 0.30	$ (0.11)	$ 0.39	$ 0.88	$ 0.39	$ 0.52
Less distributions declared to shareholders –						
From net investment income	$(0.21)	$ (0.41)	$ (0.43)	$ (0.42)	$(0.42)	$(0.42)
In excess of net investment income	—	—	—	(0.00)†††	—	—
Total distributions declared to shareholders	$(0.21)	$ (0.41)	$ (0.43)	$ (0.42)	$(0.42)	$(0.42)
Net asset value – end of year	$ 9.71	$ 9.62	$10.14	$10.18	$ 9.72	$ 9.75
Total return	3.20%††	(1.02)%	3.91%	9.18%	4.05%	5.43%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.49%†	1.62%	1.43%	1.65%	1.71%	1.76%
Net investment income	4.51%†	4.33%	4.26%	4.15%	4.34%	4.27%
Portfolio turnover	6%	28%	12%	15%	9%	6%
Net assets at end of year (000 omitted)	$9,193	$9,227	$10,609	$7,370	$7,548	$7,950

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If these fees had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.21	$ 0.40	$ 0.42	$ 0.41	—	—
Ratios (to average net assets):						
Expenses##	1.69%†	1.80%	1.55%	1.72%	—	—
Net investment income	4.31%†	4.15%	4.14%	4.08%	—	—

†Annualized.
††Not annualized.
†††Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect reductions from certain expense arrangements.

See notes to financial statements.

Financial Statements – continued

Financial Highlights

	California Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 5.52	$ 5.89	$ 5.80	$ 5.47	$ 5.52	$ 5.41
Income from investment operations# –						
Net investment income§	$ 0.14	$ 0.29	$ 0.29	$ 0.29	$ 0.30	$ 0.30
Net realized and unrealized gain (loss) on investments	0.10	(0.38)	0.09	0.33	(0.05)	0.11
Total from investment operations	$ 0.24	$(0.09)	$ 0.38	$ 0.62	$ 0.25	$ 0.41
Less distributions declared to shareholders –						
From net investment income	$(0.14)	$(0.28)	$(0.29)	$ (0.29)	$(0.30)	$(0.30)
In excess of net investment income	—	—	(0.00)†††	—	—	(0.00)†††
Total distributions declared to shareholders	$(0.14)	$(0.28)	$(0.29)	$ (0.29)	$(0.30)	$(0.30)
Net asset value – end of period	$ 5.62	$ 5.52	$ 5.89	$ 5.80	$ 5.47	$ 5.52
Total return‡	4.50%††	(1.41)%	6.59%	11.51%	4.55%	7.86%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.56%†	0.51%	0.60%	0.64%	0.66%	0.66%
Net investment income	5.19%†	5.21%	4.82%	5.07%	5.36%	5.48%
Portfolio turnover	6%	40%	26%	49%	78%	69%
Net assets at end of period (000 omitted)	$190,584	$196,828	$226,903	$222,421	$232,612	$259,817

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.13	$ 0.27	$ 0.27	$ 0.28	$ 0.29	$ 0.29
Ratios (to average net assets):						
Expenses##	0.86%†	0.86%	0.77%	0.79%	0.81%	0.81%
Net investment income	4.89%†	4.86%	4.65%	4.92%	5.21%	5.33%

†Annualized.
††Not annualized.
†††Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights

	California Fund					
	Six Months Ended September 30, 2000	**Year Ended March 31,**				
		2000	**1999**	**1998**	**1997**	**1996**
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 5.52	$ 5.89	$ 5.80	$ 5.47	$ 5.52	$ 5.41
Income from investment operations# –						
Net investment income§	$ 0.12	$ 0.25	$ 0.24	$ 0.24	$ 0.25	$ 0.26
Net realized and unrealized gain (loss) on investments	0.10	(0.38)	0.09	0.33	(0.05)	0.11
Total from investment operations	$ 0.22	$(0.13)	$ 0.33	$ 0.57	$ 0.20	$ 0.37
Less distributions declared to shareholders –						
From net investment income	$(0.12)	$(0.24)	$(0.24)	$ (0.24)	$(0.25)	$(0.26)
In excess of net investment income	—	—	(0.00)†††	—	—	(0.00)†††
Total distributions declared to shareholders	$(0.12)	$(0.24)	$(0.24)	$ (0.24)	$(0.25)	$(0.26)
Net asset value – end of period	$ 5.62	$ 5.52	$ 5.89	$ 5.80	$ 5.47	$ 5.52
Total return	4.10%††	(2.21)%	5.74%	10.62%	3.64%	6.93%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.34%†	1.31%	1.39%	1.44%	1.54%	1.54%
Net investment income	4.40%†	4.38%	4.02%	4.26%	4.48%	4.59%
Portfolio turnover	6%	40%	26%	49%	78%	69%
Net assets at end of period (000 omitted)	$61,694	$60,367	$61,458	$43,790	$36,694	$34,675

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.11	$ 0.23	$ 0.22	$ 0.23	$ 0.24	$ 0.24
Ratios (to average net assets):						
Expenses##	1.64%†	1.66%	1.56%	1.59%	1.69%	1.91%
Net investment income	4.10%†	4.03%	3.85%	4.11%	4.33%	4.57%

†Annualized.
††Not annualized.
†††Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Statements – continued

Financial Highlights

	California Fund					
	Six Months Ended September 30, 2000	**Year Ended March 31,**				
		2000	**1999**	**1998**	**1997**	**1996**
	(Unaudited)					
	Class C					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 5.53	$ 5.90	$ 5.81	$ 5.48	$ 5.53	$ 5.42
Income from investment operations# –						
Net investment income§	$ 0.12	$ 0.24	$ 0.23	$ 0.23	$ 0.24	$ 0.25
Net realized and unrealized gain (loss) on						
investments	0.10	(0.38)	0.09	0.33	(0.05)	0.11
Total from investment operations	$ 0.22	$(0.14)	$ 0.32	$ 0.56	$ 0.19	$ 0.36
Less distributions declared to shareholders –						
From net investment income	$(0.12)	$(0.23)	$(0.23)	$ (0.23)	$(0.24)	$(0.25)
In excess of net realized gain on investments	—	—	(0.00)†††	—	—	(0.00)†††
Total distributions declared to shareholders	$(0.12)	$(0.23)	$(0.23)	$ (0.23)	$(0.24)	$(0.25)
Net asset value – end of period	$ 5.63	$ 5.53	$ 5.90	$ 5.81	$ 5.48	$ 5.53
Total return	4.03%††	(2.29)%	5.54%	10.39%	3.51%	6.77%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.46%†	1.41%	1.56%	1.64%	1.66%	1.67%
Net investment income	4.29%†	4.32%	3.84%	4.08%	4.37%	4.47%
Portfolio turnover	6%	40%	26%	49%	78%	69%
Net assets at end of period (000 omitted)	$13,459	$10,482	$10,178	$4,396	$3,856	$4,353

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.11	$ 0.22	$ 0.21	$ 0.22	$ 0.23	$ 0.24
Ratios (to average net assets):						
Expenses##	1.76%†	1.76%	1.74%	1.79%	1.81%	1.82%
Net investment income	3.99%†	3.97%	3.66%	3.93%	4.22%	4.32%

†Annualized.
††Not annualized.
†††Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Highlights – continued

	Florida Fund					
	Six Months Ended September 30, 2000	**Year Ended March 31,**				
		2000	**1999**	**1998**	**1997**	**1996**
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 9.47	$10.12	$10.10	$ 9.64	$ 9.82	$ 9.60
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.50	$ 0.50	$ 0.50	$ 0.51	$ 0.52
Net realized and unrealized gain (loss) on investments	0.09	(0.65)	0.02	0.46	(0.18)	0.22
Total from investment operations	$ 0.34	$ (0.15)	$ 0.52	$ 0.96	$ 0.33	$ 0.74
Less distributions declared to shareholders –						
From net investment income	$(0.25)	$ (0.50)	$ (0.50)	$ (0.50)	$(0.51)	$(0.52)
In excess of net investment income	—	—	—	—	—	(0.00)†††
Total distributions declared to shareholders	$(0.25)	$ (0.50)	$ (0.50)	$ (0.50)	$(0.51)	$(0.52)
Net asset value – end of period	$ 9.56	$ 9.47	$10.12	$10.10	$ 9.64	$ 9.82
Total return‡	3.68%††	(1.38)%	5.25%	10.16%	3.43%	7.81%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.64%†	0.66%	0.69%	0.78%	0.86%	0.86%
Net investment income	5.33%†	5.21%	4.96%	5.03%	5.26%	5.26%
Portfolio turnover	10%	52%	23%	14%	24%	56%
Net assets at end of period (000 Omitted)	$61,463	$64,107	$77,628	$77,711	$80,342	$87,553

§The investment adviser voluntarily waived a portion of its fee for certain periods indicated. If the fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.24	$ 0.48	$ 0.49	$ 0.49	—	$ 0.52
Ratios (to average net assets):						
Expenses##	0.84%†	0.84%	0.81%	0.85%	—	0.90%
Net investment income	5.13%†	5.03%	4.84%	4.96%	—	5.22%

  †Annualized.
 ††Not annualized.
†††Per share amount was less than $0.01.
  #Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
  ‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data (for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 9.47	$10.11	$10.09	$ 9.64	$ 9.82	$ 9.60
Income from investment operations# –						
Net investment income§	$ 0.22	$ 0.43	$ 0.42	$ 0.42	$ 0.43	$ 0.43
Net realized and unrealized gain (loss) on investments	0.09	(0.64)	0.02	0.45	(0.18)	0.22
Total from investment operations	$ 0.31	$(0.21)	$ 0.44	$ 0.87	$ 0.25	$ 0.65
Less distributions declared to shareholders –						
From net investment income	$(0.22)	$ (0.43)	$ (0.42)	$ (0.42)	$(0.43)	$(0.43)
In excess of net investment income	—	—	—	—	—	(0.00)†††
Total distributions declared to shareholders	$(0.22)	$ (0.43)	$ (0.42)	$ (0.42)	$(0.43)	$(0.43)
Net asset value – end of period	$ 9.56	$ 9.47	$10.11	$10.09	$ 9.64	$ 9.82
Total return	3.27%††	(2.07)%	4.42%	9.18%	2.56%	6.88%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.44%†	1.45%	1.49%	1.58%	1.72%	1.74%
Net investment income	4.53%†	4.42%	4.16%	4.22%	4.40%	4.36%
Portfolio turnover	10%	52%	23%	14%	24%	56%
Net assets at end of period (000 Omitted)	$19,173	$19,999	$20,813	$16,719	$14,701	$14,448

§The investment adviser voluntarily waived a portion of its fee for certain periods indicated. If the fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.22	$ 0.41	$ 0.41	$ 0.41	—	$ 0.43
Ratios (to average net assets):						
Expenses##	1.64%†	1.63%	1.61%	1.65%	—	1.78%
Net investment income	4.33%†	4.24%	4.04%	4.15%	—	4.33%

†Annualized.
††Not annualized.
†††Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	Georgia Fund					
	Six Months Ended September 30, 2000	**Year Ended March 31,**				
		2000	**1999**	**1998**	**1997**	**1996**
	(Unaudited)					
	Class A					
Per share data (for a share outstanding throughout each period):						
Net asset value – beginning of period	$10.26	$10.93	$10.95	$10.38	$10.47	$10.35
Income from investment operations# –						
Net investment income§	0.26	$ 0.52	$ 0.55	$ 0.56	$ 0.56	$ 0.54
Net realized and unrealized gain (loss) on investments	0.12	(0.67)	(0.02)	0.56	(0.10)	0.12
Total from investment operations	$ 0.38	$ (0.15)	$ 0.53	$ 1.12	$ 0.46	$ 0.66
Less distributions declared to shareholders –						
From net investment income	$ (0.26)	$ (0.52)	$ (0.55)	$ (0.55)	$ (0.55)	$ (0.54)
In excess of net investment income	—	—	(0.00)†††	—	—	(0.00)†††
Total distributions declared to shareholders	$ (0.26)	$ (0.52)	$ (0.55)	$ (0.55)	$ (0.55)	$ (0.54)
Net asset value – end of period	$10.38	$10.26	$10.93	$10.95	$10.38	$10.47
Total return‡	3.75%††	(1.32)%	4.09%	11.02%	4.47%	6.48%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.90%†	0.93%	0.97%	1.03%	1.03%	1.17%
Net investment income	4.99%†	4.98%	4.97%	5.14%	5.34%	5.11%
Portfolio turnover	14%	39%	35%	18%	27%	65%
Net assets at end of period (000 Omitted)	$47,713	$48,054	$56,886	$59,546	$59,843	$68,183

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.25	$ 0.50	$ 0.54	$ 0.55	$ 0.55	$ 0.53
Ratios (to average net assets):						
Expenses##	1.10%†	1.11%	1.09%	1.13%	1.10%	1.27%
Net investment income	4.79%†	4.80%	4.85%	5.04%	5.27%	5.01%

†Annualized.
††Not annualized.
†††Per share data amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights – continued

	Georgia Fund					
	Six Months Ended September 30, 2000	**Year Ended March 31,**				
		2000	**1999**	**1998**	**1997**	**1996**
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$10.27	$10.93	$10.95	$10.38	$10.47	$10.36
Income from investment operations# –						
Net investment income§	$ 0.22	$ 0.44	$ 0.47	$ 0.48	$ 0.47	$ 0.45
Net realized and unrealized gain (loss) on investments	0.12	(0.66)	(0.02)	0.56	(0.09)	0.12
Total from investment operations	$ 0.34	$ (0.22)	$ 0.45	$ 1.04	$ 0.38	$ 0.57
Less distributions declared to shareholders –						
From net investment income	$ (0.22)	$ (0.44)	$ (0.47)	$ (0.47)	$ (0.47)	$ (0.46)
In excess of net investment income	—	—	(0.00)†††	—	—	(0.00)†††
Total distributions declared to shareholders	$ (0.22)	$ (0.44)	$ (0.47)	$ (0.47)	$ (0.47)	$ (0.46)
Net asset value – end of period	$10.39	$10.27	$10.93	$10.95	$10.38	$10.47
Total return	3.36%††	(2.06)%	4.22%	10.19%	3.63%	5.22%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.65%†	1.68%	1.72%	1.77%	1.83%	2.00%
Net investment income	4.24%†	4.24%	$ 4.22%	4.39%	4.53%	4.27%
Portfolio turnover	14%	39%	35%	18%	27%	65%
Net assets at end of period (000 Omitted)	$16,079	$14,777	$14,591	$10,871	$9,995	$10,205

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.21	$ 0.42	$ 0.45	$ 0.47	0.47	—
Ratios (to average net assets)						
Expenses##	1.85%†	1.86%	1.84%	1.87%	1.90%	—
Net investment income	4.04%†	4.06%	4.10%	4.29%	4.46%	—

†Annualized.
††Not annualized.
†††Per share data amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	Maryland Fund					
	Six Months Ended September 30,	**Year Ended March 31,**				
	2000	**2000**	**1999**	**1998**	**1997**	**1996**
	(Unaudited)					
	Class A					
Per share data (for a share outstanding throughout each period):						
Net asset value – beginning of period	10.81	$11.49	$11.47	$10.89	$11.04	$10.94
Income from investment operations# –						
Net investment income§	$ 0.27	$ 0.53	$ 0.54	$ 0.54	$ 0.57	$ 0.57
Net realized and unrealized gain (loss) on investments	0.09	(0.68)	0.02	0.59	(0.16)	0.09
Total from investment operations	$ 0.36	$(0.15)	$ 0.56	$ 1.13	$ 0.41	$ 0.66
Less distributions declared to shareholders –						
From net investment income	$(0.27)	$(0.53)	$(0.54)	$(0.54)	$(0.56)	$(0.56)
In excess of net investment income	—	—	—	(0.01)	—	—
Total distributions declared to shareholders	$(0.27)	$(0.53)	$(0.54)	$(0.55)	$(0.56)	$(0.56)
Net asset value – end of period	$10.90	10.81	$11.49	$11.47	$10.89	$11.04
Total return‡	3.37%††	(1.27)%	4.94%	10.57%	3.75%	6.17%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.96%†	0.96%	1.03%	1.09%	1.12%	1.19%
Net investment income	4.99%†	4.85%	4.67%	4.79%	5.21%	5.10%
Portfolio turnover	8%	24%	14%	21%	22%	15%
Net assets at end of period (000 Omitted)	$112,751	$114,957	$131,261	$126,018	$126,405	$139,297

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.26	$ 0.51	$ 0.53	$ 0.53	$ 0.57	—
Ratios (to average net assets):						
Expenses##	1.16%†	1.14%	1.15%	1.19%	1.19%	—
Net investment income	4.79%†	4.67%	4.55%	4.69%	5.14%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	Maryland Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data (for a share outstanding throughout each period):						
Net asset value – beginning of period	$10.81	$11.48	$11.47	$10.88	$11.03	$10.93
Income from investment operations# –						
Net investment income§	$ 0.24	$ 0.46	$ 0.45	$ 0.47	$ 0.50	$ 0.48
Net realized and unrealized gain (loss) on investments	0.08	(0.67)	0.02	0.60	(0.17)	0.10
Total from investment operations	$ 0.32	$ (0.21)	$ 0.47	$ 1.07	$ 0.33	$ 0.58
Less distributions declared to shareholders –						
From net investment income	$ (0.23)	$ (0.46)	$ (0.46)	$ (0.47)	$ (0.48)	$ (0.48)
In excess of net investment income	—	—	—	(0.01)	—	—
Total distributions declared to shareholders	$ (0.23)	$ (0.46)	$ (0.46)	$ (0.48)	$ (0.48)	$ (0.48)
Net asset value – end of period	$10.90	$10.81	$11.48	$11.47	$10.88	$11.03
Total return	3.03%††	(1.82)%	4.18%	9.96%	3.03%	5.41%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.61%†	1.61%	1.68%	1.74%	1.82%	1.91%
Net investment income	4.34%†	4.21%	4.01%	4.12%	4.50%	4.36%
Portfolio turnover	8%	24%	14%	21%	22%	15%
Net assets at end of period (000 Omitted)	$26,313	$26,845	$28,902	$21,622	$17,379	$13,694

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.23	$ 0.44	$ 0.45	$ 0.46	$ 0.49	—
Ratios (to average net assets):						
Expenses##	1.81%†	1.79%	1.80%	1.84%	1.89%	—
Net investment income	4.14%†	4.03%	3.89%	4.02%	4.43%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

Massachusetts Fund

	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data (for a share outstanding throughout each period):						
Net asset value – beginning of period	$10.60	$11.35	$11.34	$10.86	$10.98	$10.84
Income from investment operations# –						
Net investment income§	$ 0.28	$ 0.57	$ 0.58	$ 0.58	$ 0.61	$ 0.60
Net realized and unrealized gain (loss) on investments	0.08	(0.76)	(0.01)	0.48	(0.14)	0.14
Total from investment operations	$ 0.36	$ (0.19)	$ 0.57	$ 1.06	$ 0.47	$ 0.74
Less distributions declared to shareholders –						
From net investment income	$ (0.29)	$ (0.56)	$ (0.56)	$ (0.58)	$ (0.59)	$ (0.60)
In excess of net investment income	—	—	—	(0.00)†††	—	(0.00)†††
Total distributions declared to shareholders	$ (0.29)	$ (0.56)	$ (0.56)	$ (0.58)	$ (0.59)	$ (0.60)
Net asset value – end of period	$10.67	$10.60	$11.35	$11.34	$10.86	$10.98
Total return‡	3.41%††	(1.57)%	5.11%	9.99%	4.39%	6.95%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.92%†	0.92%	1.00%	1.06%	1.12%	1.17%
Net investment income	5.26%†	5.29%	5.08%	5.18%	5.55%	5.44%
Portfolio turnover	16%	35%	28%	24%	33%	31%
Net assets at end of period (000 Omitted)	$203,564	$207,228	$239,980	$237,861	$234,874	$249,497

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If these fees had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.27	$ 0.55	$ 0.57	$ 0.57	$ 0.60	—
Ratios (to average net assets):						
Expenses##	1.12%†	1.10%	1.12%	1.16%	1.19%	—
Net investment income	5.06%†	5.11%	4.96%	5.08%	5.48%	—

  †Annualized.
  ††Not annualized.
†††Per share amount was less than $0.01.
  #Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
  ‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights – continued

	Massachusetts Fund					
	Six Months Ended September 30,	Year Ended March 31,				
	2000	2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data (for a share outstanding throughout each period):						
Net asset value – beginning of period	$10.60	$11.35	$11.35	$10.87	$10.99	$10.84
Income from investment operations# –						
Net investment income§	$ 0.24	$ 0.50	$ 0.50	$ 0.51	$ 0.53	$ 0.52
Net realized and unrealized gain (loss) on investments	0.08	(0.76)	(0.01)	0.48	(0.13)	0.15
Total from investment operations	$ 0.32	$ (0.26)	$ 0.49	$ 0.99	$ 0.40	$ 0.67
Less distributions declared to shareholders –						
From net investment income	$ (0.25)	$ (0.49)	$ (0.49)	$ (0.51)	$ (0.52)	$ (0.52)
In excess of net investment income	—	—	—	(0.00)†††	—	(0.00)†††
Total distributions declared to shareholders	$ (0.25)	$ (0.49)	$ (0.49)	$ (0.51)	$ (0.52)	$ (0.52)
Net asset value – end of period	$10.67	$10.60	$11.35	$11.35	$10.87	$10.99
Total return	3.07%††	(2.30)%	4.43%	9.25%	3.66%	6.27%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.57%†	1.57%	1.64%	1.71%	1.81%	1.90%
Net investment income	4.61%†	4.64%	4.43%	4.52%	4.81%	4.71%
Portfolio turnover	16%	35%	28%	24%	33%	51%
Net assets at end of period (000 Omitted)	$27,941	$25,743	$25,616	$18,750	$15,204	$11,316

§The investment adviser voluntarily waived a portion of its fee, respectively, for certain of the periods indicated. If these fees had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.23	$ 0.48	$ 0.49	$ 0.50	$ 0.52	—
Ratios (to average net assets):						
Expenses##	1.77%†	1.75%	1.76%	1.81%	1.88%	—
Net investment income	4.41%†	4.46%	4.31%	4.42%	4.74%	—

†Annualized.
††Not annualized.
†††Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Notes to Financial Statements (Unaudited)

(1) Business and Organization

MFS Alabama Municipal Bond Fund (Alabama Fund), MFS Arkansas Municipal Bond Fund (Arkansas Fund), MFS California Municipal Bond Fund (California Fund), MFS Florida Municipal Bond Fund (Florida Fund), MFS Georgia Municipal Bond Fund (Georgia Fund), MFS Maryland Municipal Bond Fund (Maryland Fund), MFS Massachusetts Municipal Bond Fund (Massachusetts Fund) are each a non-diversified series of the MFS Municipal Series Trust (the trust). The trust is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end investment company.

(2) Significant Accounting Policies

General – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Because each fund invests primarily in the securities of a single state and its political subdivisions, each fund is vulnerable to the effects of changes in the legal and economic environment of the particular state.

Investment Valuations – Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Futures contracts are reported at market value using closing settlement prices. Securities for which there are no such quotations or valuations are valued at fair value as determined in good faith by the Trustees.

Futures Contracts – Each fund may enter into futures contracts for the delayed delivery of securities or contracts based on financial indices at a fixed price on a future date. In entering such contracts, each fund is required to deposit with the broker either in cash or securities an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the fund each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the fund. Each fund's investment in futures contracts is designed to hedge against anticipated future changes in interest rates or securities prices. Investments in interest rate futures for purposes other than hedging may be made to modify the duration of the portfolio without incurring the additional transaction costs involved in buying and selling the underlying securities. Should interest rates or securities prices move unexpectedly, the fund may not achieve the anticipated benefits of the futures contracts and may realize a loss.

Investment Transactions and Income – Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All premium and original issue discount is amortized or accreted for financial statement and tax reporting purposes as required by federal income tax regulations. Interest payments received in additional securities are recorded on the ex-interest date in an amount equal to the value of the security on such date. Each fund uses the effective interest method for reporting interest income on payment-in-kind (PIK) bonds. Some securities may be purchased on a "when-issued" or "forward delivery" basis, which means that the securities will be delivered to the fund at a future date, usually beyond customary settlement time.

Legal fees and other related expenses incurred to preserve and protect the value of a security owned are added to the cost of the security; other legal fees are expensed. Capital infusions made directly to the security issuer, which are generally non-recurring, incurred to protect or enhance the value of high-yield debt securities, are reported as additions to the cost basis of the security. Costs that are incurred to negotiate the terms or conditions of capital infusions or that are expected to result in a plan of reorganization are reported as realized losses. Ongoing costs incurred to protect or enhance an investment, or costs incurred to pursue other claims or legal actions, are expensed.

Fees Paid Indirectly – Each fund's custody fee is reduced according to an arrangement that measures the value of cash deposited with the custodian by the fund. This amount is shown as a reduction of expenses on the Statement of Operations.

Tax Matters and Distributions – The trust's policy is to comply with the provisions of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute to shareholders all of its net income, including any net realized gain on investments. Accordingly, no provision for federal income or excise tax is provided. Distributions paid by each fund from net interest received on tax-exempt municipal bonds are not includable by shareholders as gross income for federal income tax purposes because each fund intends to meet certain requirements of the Code applicable to regulated investment companies, which will enable each fund to pay exempt-interest dividends. The portion of such interest, if any, earned on private activity bonds issued after August 7, 1986, may be considered a tax-preference item to shareholders.

Distributions to shareholders are recorded on the ex-dividend date. The fund distinguishes between distributions on a tax basis and a financial reporting basis and requires that only distributions in excess of tax basis earnings and profits are reported in the financial statements as distributions from paid-in capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits, which result in temporary over-distributions for financial statement purposes, are classified as distributions in excess of net investment income or net realized gains.

At September 30, 2000, the following funds, for federal income tax purposes, had a capital loss carryforward which may be applied against any net taxable realized gains of each succeeding year until the earlier of its utilization or expiration on:

Expiration Date	Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
March 31, 2003	$ —	$ —	$3,034,670	3,891,711	$ —	$ —	$ 253,082
March 31, 2004	—	6,486,073	403,290	—	662,131	2,378,293	1,732,935
March 31, 2005	—	215,971	588,165	1,290,661	—	1,055,172	405,183
March 31, 2006	—	—	—	781,761	—	—	—
March 31, 2007	—	—	—	—	—	—	242,062
March 31, 2008	208,252	15,758	—	—	—	—	—
Total	$208,252	$6,717,802	$4,026,125	$5,964,133	$662,131	$3,433,465	$2,633,262

Multiple Classes of Shares of Beneficial Interest – Each fund offers multiple classes of shares, which differ in their respective distribution and service fees. All shareholders bear the common expenses of the fund based on the value of settled shares outstanding of each class, without distinction between share classes. Dividends are declared separately for each class. Differences in per share dividend rates are generally due to differences in separate class expenses. Class B shares will convert to Class A shares approximately eight years after purchase.

(3) Transactions with Affiliates

Investment Adviser – The Trust has an investment advisory agreement with Massachusetts Financial Services Company (MFS) to provide overall investment advisory and administrative services, and general office facilities. The management fee is computed daily and paid monthly at an annual rate of 0.55% of each fund's average daily net assets. The investment adviser has voluntarily agreed to waive a portion of its fee with respect to each fund, which is reflected as a reduction of expenses in the Statement of Operations.

The trust pays no compensation directly to its Trustees who are officers of the investment adviser, or to officers of the trust, all of whom receive remuneration for their services to the fund from MFS. Certain officers and Trustees of the fund are officers or directors of MFS, MFS Fund Distributors, Inc. (MFD), and MFS Service Center, Inc. (MFSC). Each fund has an unfunded defined benefit plan for all of its independent Trustees and Mr. Bailey. Included in Trustees' compensation for the six months ended September 30, 2000, is a net periodic pension expense for each fund, as follows:

Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
$2,661	$2,991	$3,075	$2,991	$2,984	$3,140	$3,142

Administrator – The Trust has an administrative services agreement with MFS to provide each fund with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, each fund pays MFS an administrative fee at the following annual percentages of the fund's average daily net assets:

First $1 billion	0.0175%
Next $1 billion	0.0130%
Next $1 billion	0.0005%
In excess of $3 billion	0.0000%

Distributor – MFD, a wholly owned subsidiary of MFS, as distributor, received $12,191, $7,447, $32,829, $15,099, $4,717, $14,599, and $15,025 for the six months ended September 30, 2000, as its portion of the sales charge on sales of Class A shares of the Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts funds, respectively.

The Trustees have adopted a distribution plan for Class A, Class B, and Class C shares pursuant to Rule 12b-1 of the Investment Company Act of 1940 as follows:

Each fund's distribution plan provides that the fund will pay MFD up to 0.35% per annum of its average daily net assets attributable to Class A shares in order that MFD may pay expenses on behalf of the fund related to the distribution and servicing of its shares. These expenses include a service fee paid to each securities dealer that enters into a sales agreement with MFD of up to 0.25% per annum of each fund's average daily net assets attributable to Class A shares which are attributable to that securities dealer and a distribution fee to MFD of up to 0.10% per annum of each fund's average daily net assets attributable to Class A shares. MFD retains the service fee for accounts not attributable to a securities dealer, which amounted to $3,865, $1,868, $4,233, $0, $1,795, $8,037, and $30,515 for the Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts funds, respectively, for the six months ended September 30, 2000. Fees incurred under the distribution plan during the six months ended September 30, 2000, were 0.25%, 0.10%, 0.10%, 0.00%, 0.25%, 0.35%, and 0.35% of each fund's average daily net assets attributable to Class A shares on an annualized basis for Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts funds, respectively. Payments of the 0.10% per annum Class A distribution fee will be implemented on such date as the Trustees of the Trust may determine for the Alabama, Arkansas, California, Florida, and Georgia funds. Payment of the 0.25% per annum Class A service fee by the Florida Fund will commence on such date as the Trustees of the trust may determine. In the case of the Arkansas and California Funds, a portion of the service fee is currently being paid by each fund; payment of the remaining portion of the Class A service fee will become payable on such date as the Trustees of the trust may determine.

Each fund's distribution plan provides that the fund will pay MFD a distribution fee of 0.75% per annum, and a service fee of up to 0.25% per annum, of the fund's average daily net assets attributable to Class B and Class C shares. MFD will pay to securities dealers that enter into a sales agreement with MFD all or a portion of the service fee attributable to Class B and Class C shares, and will pay to such securities dealers all of the distribution fee attributable to Class C shares. The service fee is intended to be consideration for services rendered by the dealer with respect to Class B and Class C shares. MFD retains the service fee for accounts not attributable to a securities dealer, which amounted to $184, $37, $375, $0, $1,013, $726, and $1,277 for the Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts funds, respectively, for Class B shares, for the six months ended September 30, 2000. MFS retained no service fees with respect to California Class C shares. Fees incurred under the distribution plan during the six months ended September 30, 2000, were 1.00%, 1.00%, 0.90%, 0.80%, 1.00%, 1.00%, and 1.00% of each fund's average daily net assets attributable to Class B shares on an annualized basis for Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts funds, respectively, on an annualized basis. Fees incurred under the distribution plan for the six months ended September 30, 2000, were 1.00% of the fund's average daily net assets attributable to Class C shares of the California Fund on an annualized basis. Except in the case of the 0.25% per annum first year Class B service fee, payments by the Florida Fund will be suspended until such date as the Trustees of the Trust may determine. In the case of the Arkansas and California funds, except in the case of the 0.25% per annum first year Class B service fee is currently 0.10% per annum on Class B shares held over one year.

Certain Class A and Class C shares are subject to a contingent deferred sales charge in the event of a shareholder redemption within 12 months following purchase. A contingent deferred sales charge is imposed on shareholder redemption's of Class B shares in the event of a shareholder redemption within six years of purchase. MFD receives all contingent deferred sales charges. Contingent deferred sales charges imposed during the six months ended September 30, 2000, for Class A, Class B, and Class C shares, were as follows.

CDSC imposed	Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Class A	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Class B	16,222	10,249	69,687	39,454	19,662	30,910	26,316
Class C	—	—	12,616	—	—	—	—

Shareholder Servicing Agent – MFSC, a wholly owned subsidiary of MFS, earns a fee for its services as shareholder servicing agent. The fee is calculated as a percentage of each fund's average daily net assets at an effective annual rate of 0.10%.

(4) Portfolio Securities

Purchases and sales of investments, other than U.S. government securities, purchased option transactions, and short-term obligations were as follows (000 Omitted):

	Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Purchases	$7,627	$9,555	$19,348	$ 7,550	$8,769	$11,493	$36,856
Sales	5,450	6,478	27,843	11,252	8,995	15,208	35,660

The cost and unrealized appreciation or depreciation in value of the investments owned by each fund, as computed on a federal income tax basis, are as follows (000 Omitted):

	Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Aggregate cost	$83,936	$117,253	$252,828	$78,151	$60,939	$132,429	$224,817
Gross unrealized appreciation	$ 2,734	$ 5,079	$ 14,416	$ 2,405	$ 2,614	$ 5,594	$ 7,878
Gross unrealized depreciation	(1,234)	(1,160)	(4,650)	(1,385)	(895)	(1,306)	(4,680)
Net unrealized appreciation (depreciation)	$ 1,500	$ 3,919	$ 9,766	$ 1,020	$ 1,719	$ 4,288	$ 3,198

(5) Shares of Beneficial Interest

The trust's declaration permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest. Transactions in fund shares were as follows:

Class A shares	Alabama Fund		Arkansas Fund		California Fund	
Six Months Ended September 30, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	424	$ 4,269	1,030	$ 9,801	1,315	$ 7,269
Shares issued to shareholders in reinvestment of distributions	84	843	140	1,346	392	2,166
Shares reacquired	(464)	(4,660)	(887)	(8,550)	(3,475)	(19,149)
Net increase (decrease)	44	$ 452	283	$ 2,597	(1,768)	$ (9,714)
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	1,105	$ 11,362	588	$ 5,723	4,419	$ 24,781
Shares issued to shareholders in reinvestment of distributions	219	2,214	278	2,694	853	4,763
Shares reacquired	(913)	(9,232)	(2,017)	(19,437)	(8,108)	(45,059)
Net increase (decrease)	411	$ 4,344	(1,151)	$ (11,020)	(2,836)	$ (15,515)

	Florida Fund		Georgia Fund		Maryland Fund	
Six Months Ended September 30, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	355	$ 3,377	154	$ 1,586	222	$ 2,412
Shares issued to shareholders in reinvestment of distributions	61	581	60	612	134	1,454
Shares reacquired	(756)	(7,173)	(303)	(3,110)	(645)	(6,966)
Net decrease	(340)	$ (3,215)	(89)	$ (912)	(289)	$ (3,100)
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	1,923	$ 18,244	238	$ 2,467	594	$ 6,536
Shares issued to shareholders in reinvestment of distributions	142	1,367	130	1,344	279	3,043
Shares reacquired	(2,970)	(28,138)	(890)	(9,189)	(1,670)	(18,189)
Net decrease	(905)	$ (8,527)	(522)	$ (5,378)	(797)	$ (8,610)

	Massachusetts Fund	
Six Months Ended September 30, 2000 (000 Omitted)	Shares	Amount
Shares sold	338	$ 3,584
Shares issued to shareholders in reinvestment of distributions	231	2,442
Shares reacquired	(1,040)	(11,014)
Net decrease	(471)	$ (4,988)
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**
Shares sold	1,386	$ 15,059
Shares issued to shareholders in reinvestment of distributions	490	5,262
Shares reacquired	(3,468)	(37,122)
Net decrease	(1,592)	$(16,801)

Notes to Financial Statements (Unaudited) – continued

Class B shares	**Alabama Fund**		**Arkansas Fund**		**California Fund**	
Six Months Ended September 30, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	58	$ 587	36	$ 344	1,094	$ 6,060
Shares issued to shareholders in reinvestment of distributions	12	116	11	109	110	611
Shares reacquired	(86)	(857)	(59)	(563)	(1,170)	(6,481)
Net increase (decrease)	(16)	$ (154)	(12)	$ (110)	34	$ 190
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	259	$ 2,682	117	$ 1,140	2,882	$ 16,250
Shares issued to shareholders in reinvestment of distributions	33	330	23	223	218	1,211
Shares reacquired	(263)	(2,653)	(227)	(2,199)	(2,588)	(14,343)
Net increase (decrease)	29	$ 359	(87)	$ (836)	512	$ 3,118

	Florida Fund		**Georgia Fund**		**Maryland Fund**	
Six Months Ended September 30, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	180	$ 1,696	171	$ 1,763	142	$ 1,527
Shares issued to shareholders in reinvestment of distributions	16	155	15	155	32	341
Shares reacquired	(302)	(2,854)	(78)	(806)	(243)	(2,624)
Net increase (decrease)	(106)	$ (1,003)	108	$ 1,112	(69)	$ (756)
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	804	$ 7,728	432	$ 4,486	455	$ 4,999
Shares issued to shareholders in reinvestment of distributions	34	322	27	282	66	720
Shares reacquired	(783)	(7,418)	(355)	(3,636)	(555)	(5,997)
Net increase (decrease)	55	$ 632	104	$ 1,132	(34)	$ (278)

	Massachusetts Fund	
Six Months Ended September 30, 2000 (000 Omitted)	**Shares**	**Amount**
Shares sold	342	$ 3,628
Shares issued to shareholders in reinvestment of distributions	32	340
Shares reacquired	(184)	(1,945)
Net increase	190	$ 2,023
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**
Shares sold	653	$ 7,062
Shares issued to shareholders in reinvestment of distributions	64	684
Shares reacquired	(545)	(5,828)
Net increase	172	$ 1,918

Class C shares	**California Fund**	
Six Months Ended September 30, 2000 (000 Omitted)	**Shares**	**Amount**
Shares sold	3,332	$ 18,487
Shares issued to shareholders in reinvestment of distributions	77	424
Shares reacquired	(2,915)	(16,272)
Net increase	494	$ 2,639
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**
Shares sold	990	$ 5,521
Shares issued to shareholders in reinvestment of distributions	41	227
Shares reacquired	(859)	(4,749)
Net increase	172	$ 999

Notes to Financial Statements (Unaudited) – continued

(6) Line of Credit

The Trust and other affiliated funds participate in an $820 million unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made to temporarily finance the repurchase of fund shares. Interest is charged to each fund, based on its borrowings, at a rate equal to the bank's base rate.

In addition, a commitment fee, based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fee is allocated to each of the funds for the six months ended September 30, 2000, ranged from $305 to $2,162.

(7) Financial Instruments

Each fund trades financial instruments with off-balance-sheet risk in the normal course of its investing activities in order to manage exposure to market risks such as interest rates and foreign currency exchange rates. These financial instruments include futures contracts. The notional or contractual amounts of these instruments represent the investment the fund has in particular classes of financial instruments and does not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered.

Futures Contracts

Fund	Description	Expiration	Contracts	Position	Unrealized Appreciation (Depreciation)
Arkansas Fund	Municipal Bond Index	December 2000	42	Long	$(53,813)
Georgia Fund	Municipal Bond Index	December 2000	5	Long	$ (6,407)
Massachusetts Fund	Municipal Bond Index	December 2000	36	Long	$ 563

At September 30, 2000, the funds had sufficient cash and/or securities to cover any commitments under these contracts.

(8) Restricted Securities

Each fund may invest not more than 15% of its net assets in securities, which are subject to legal or contractual restrictions on resale. At September 30, 2000, the Alabama, Arkansas, California, Florida, Georgia, Maryland and Massachusetts funds owned the following restricted securities (constituting 6.0%, 8.2%, 7.9, 4.6%, 4.5% and 9.6% of each fund's net assets, respectively) which may not be publicly sold without registration under the Securities Act of 1933. Each fund does not have the right to demand that such securities be registered. The values of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, are valued at fair value in good faith by the Trustees.

Fund	Description	Date of Acquisition	Share/Par Amount	Cost	Value
Alabama Fund	Guam Power Authority Rev., RITES, AMBAC, 6.236s 2013	6/10/99	500,000	$ 536,360	$ 521,815
	Guam Power Authority Rev., RITES, AMBAC, 5.757s 2018	6/10/99	4,500,000	4,376,790	4,111,560
	Puerto Rico Public Finance Corp., RITES, FSA, 7.175s, 2013	9/30/99	500,000	509,110	552,370
	Puerto Rico Public Finance Corp., RITES, FSA, 7.175s, 2016	3/31/99	500,000	569,030	530,910
	Puerto Rico Municipal Finance Agency, RITES, FSA, 7.425s, 2017	1/6/00	500,000	469,080	517,890
					$ 6,234,545
Arkansas Fund	Arkansas Development Finance Authority, Local Gov. Rev., 7.1s, 2008	2/14/92	2,440,000	$2,621,157	$ 2,510,736
	Puerto Rico Commonwealth., RITES, MBIA, 7.939s, 2020	3/30/00	3,000,000	3,067,320	3,170,250
	Puerto Rico Municipal Finance Agency, RITES, FSA, 7.42s, 2017	1/6/00	735,000	689,548	761,298
	Puerto Rico Municipal Finance Agency, RITES, FSA, 7.42s, 2018	1/6/00	3,250,000	3,006,835	3,334,305
					$ 9,776,589
California Fund	Desert Hospital District, CA, Hospital Rev. (Desert Hospital Corp.), 8.266s, 2020	7/2/92	3,000,000	3,012,000	3,312,630
	Los Angeles, CA, 6.92s, 2014	7/20/99	5,405,000	5,672,548	5,842,535
	State of California, 5.92s, 2015	3/10/99	5,000,000	4,922,400	4,717,850
	State of California, 7.92s, 2017	1/3/00	1,250,000	1,230,275	1,366,675
	University of California Rev., MBIA, 6.107s, 2016	5/21/99	5,705,000	5,783,273	5,689,825
					$20,929,515

Florida Fund	Puerto Rico Commonwealth, RITES, Pennsylvania 652A 1, MBIA, 7.939s, 2019	4/6/00	1,000,000	$1,030,240	$ 1,070,650
	State of Florida, Dept. of Transportation, RITES, 5.593s, 2017	4/9/99	3,000,000	3,042,840	2,612,820
					$ 3,683,470
Georgia Fund	Atlanta, GA, Water & Wastewater Rev., FGIC, 6.593s, 2016	4/20/99	4,000,000	$4,630,192	$ 4,166,160
	Commonwealth of Puerto Rico, Municipal Finance Agency, FSA, 8.42s, 2016	1/6/00	500,000	518,896	564,460
					$ 4,730,620
Maryland Fund	Guam Power Authority Rev., AMBAC, 6.236s, 2015	5/20/99	1,680,000	$1,754,371	$ 1,692,701
	Puerto Rico Electric Power Authority, Power Rev., FSA, 6.92s, 2015	9/16/99	1,400,000	1,367,100	1,416,772
	Puerto Rico Municipal Finance Agency, FSA, 7.42s, 2019	1/6/00	1,000,000	905,723	1,016,040
	Puerto Rico Public Finance Corp., AMBAC, 7.17s, 2013	9/30/99	500,000	508,652	552,370
	Puerto Rico Public Finance Corp., AMBAC, 7.17s, 2016	3/31/99	1,520,000	1,717,199	1,613,966
					$ 6,291,849
Massachusetts Fund	Dudley-Charleton, MA, Regional School District, FGIC, 6.241s, 2015	4/28/99	1,365,000	$1,493,183	$ 1,348,934
	Dudley-Charleton, MA, Regional School District, FGIC, 6.241s, 2016	4/28/99	1,430,000	1,551,257	1,412,568
	Dudley-Charleton, MA, Regional School District, FGIC, 6.241s, 2018	4/28/99	1,565,000	1,682,130	1,502,400
	Massachusetts Bay Transportation Authority, RITES, Pennsylvania 675A1, 8.161s, 2016	4/19/00	4,835,000	5,473,256	5,716,614
	Massachusetts Water Resources Authority, RITES, FGIC, 8.613s, 2019	3/16/00	4,010,000	4,730,590	4,978,736
	Plymouth County, MA, Correctional Facilities, AMBAC, 5.125s, 2018	3/5/99	5,000,000	4,979,446	4,659,200
	Puerto Rico Public Finance Corp., AMBAC, 7.175s, 2016	3/31/99	2,500,000	2,824,341	2,654,550
					$22,273,002

MFS® Municipal Series Trust

Investment Adviser
Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116-3741

Distributor
MFS Fund Distributors, Inc.
500 Boylston Street
Boston, MA 02116-3741

Chairman and President
*Jeffrey L. Shames**

Portfolio Managers
*Michael L. Dawson**
*Geoffrey L. Schechter**

Treasurer
*James O. Yost**

Assistant Treasurers
*Mark E. Bradley**
*Robert R. Flaherty**
*Laura F. Healy**
*Ellen Moynihan**

Secretary
*Stephen E. Cavan**

Assistant Secretary
*James R. Bordewick, Jr.**

Custodian
State Street Bank and Trust Company

Investor Information
For information on MFS mutual funds, call your investment professional or, for an information kit, call toll free: 1-800-637-2929 any business day from 9 a.m. to 5 p.m. Eastern time (or leave a message anytime).

Investor Service
MFS Service Center, Inc.
P.O. Box 2281
Boston, MA 02107-9906

For general information, call toll free: 1-800-225-2606 any business day from 8 a.m. to 8 p.m. Eastern time.

For service to speech- or hearing-impaired, call toll free: 1-800-637-6576 any business day from 9 a.m. to 5 p.m. Eastern time. (To use this service, your phone must be equipped with a Telecommunications Device for the Deaf.)

For share prices, account balances, exchanges, or stock and bond outlooks, call toll free: 1-800-MFS-TALK (1-800-637-8255) anytime from a touch-tone telephone.

World Wide Web
www.mfs.com

†Independent Trustee
*MFS Investment Management

MFS® Municipal Series Trust

MFS® Alabama Municipal Bond Fund
MFS® Arkansas Municipal Bond Fund
MFS® California Municipal Bond Fund
MFS® Florida Municipal Bond Fund
MFS® Georgia Municipal Bond Fund
MFS® Maryland Municipal Bond Fund
MFS® Massachusetts Municipal Bond Fund



M F S ®
INVESTMENT MANAGEMENT

We invented the mutual fund®

500 Boylston Street
Boston, MA 02116-3741

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